SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2016

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 4 of 5

Capital & Assets

C1 - Capital performance
(a) Capital required to write life new business, internal rate of return and payback period
The Group generates a significant amount of capital each year which supports both shareholder distribution and reinvestment in new business. The new business written requires up front capital investment, due to set-up costs and capital requirements.
The internal rate of return (IRR) is a measure of the shareholder return expected on this capital investment. It is equivalent to the discount rate at which the present value of the post-tax cash flows expected to be earned over the life time of the business written, including allowance for the time value of options and guarantees, is equal to the total invested capital to support the writing of the business. The capital included in the calculation of the IRR is the initial capital required to pay acquisition costs and set up statutory reserves in excess of premiums received ('initial capital'), plus required capital at the same level as for the calculation of the value of new business.
The payback period shows how quickly shareholders can expect the total capital to be repaid. The payback period has been calculated based on undiscounted cash flows and allows for the initial and required capital.
The projected investment returns in both the IRR and payback period calculations assume that equities, properties and bonds earn a return in excess of risk-free, consistent with the long-term rate of return assumed in operating earnings.
The internal rates of return on new business written during the period are set out below:

			2015			2014
	Internal rate of return1%	New business impact on free surplus2 £m	Payback period years1	Internal rate of return1%	New business impact on free surplus2 £m	Payback period years 1
United Kingdom3	31%	(37)	3	44%	(20)	3
Ireland	6%	19	11	5%	35	13
United Kingdom & Ireland	28%	(18)	4	33%	15	6
France	10%	143	8	12%	144	8
Poland	21%	30	4	23%	30	4
Italy	14%	65	6	13%	52	6
Spain	16%	17	4	16%	30	4
Other Europe	36%	16	3	44%	16	2
Europe	15%	271	7	16%	272	6
Asia4 & Other5	15%	99	14	20%	63	9
Total6	17.8%	352	7	19.9%	350	6

1 Gross of non-controlling interests.
2 Net of non-controlling interests.
3 United Kingdom includes Friends UK from 10 April 2015.
4 Asia includes FPI from 10 April 2015.
5 Other includes Aviva Investors and the UK Retail Fund Management business which was transferred from UK Life to Aviva Investors on 9 May 2014.
6 IRRs, impact of new business on free surplus, and payback periods are calculated on a Solvency I basis (including allowances for Economic Capital), but not Solvency II.

C1 - Capital performance continued
(b) Analysis of return of equity - IFRS basis

	Operating return1
2015	Before tax £m	After tax £m	Weighted average shareholders' funds including non-controlling interests1 £m	Return on equity1%
United Kingdom & Ireland Life	1,432	1,259	9,561	14.2%
United Kingdom & Ireland General Insurance and Health2	412	332	4,217	7.9%
Europe	880	590	4,645	12.7%
Canada	214	157	928	16.9%
Asia	238	224	1,249	22.0%
Fund management	106	97	326	30.1%
Corporate and Other Business3	(254)	(303)	2,493	n/a
Return on total capital employed	3,028	2,356	23,419	10.7%
Subordinated debt	(335)	(267)	(6,240)	4.4%
Senior debt	(28)	(22)	(623)	3.5%
Return on total equity	2,665	2,067	16,556	13.3%
Less: Non-controlling interests		(152)	(1,248)	12.2%
Direct capital instrument and tier 1 notes		(57)	(952)	6.6%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,841	14,156	14.0%

1 Return on equity is based on an annualised net operating return. The operating return is based upon Group adjusted operating profit, which is stated before integration and restructuring costs, impairment of goodwill, amortisation of intangibles and AVIF, other items and investment variances. Following the acquisition of Friends Life, management has changed the calculation of return on equity which is now calculated as net operating return on an IFRS basis expressed as a percentage of weighted average ordinary shareholders' equity (rather than opening ordinary shareholders' equity), with an annualisation factor of 1.33 used to gross up the Friends Life operating return.

2 The operating return for United Kingdom & Ireland general insurance and health is presented net of £18 million of investment return, which is allocated to Corporate and Other Business. The £18 million represents the return on capital supporting Pillar II ICA risks deemed not to be supporting the ongoing general insurance operation.

3 The 'Corporate' and 'Other Business' loss before tax of £254 million comprises corporate costs of £180 million, interest on internal lending arrangements of £92 million, other business operating loss (net of investment return) of £76 million, partly offset by finance income on the main UK pension scheme of £94 million.

	Operating return1
2014	Restated2 Before tax £m	Restated2 After tax £m	Weighted average shareholders' funds including non-controlling interests1 £m	Restated1,2 Return on equity %
United Kingdom & Ireland Life	1,049	925	5,763	16.1%
United Kingdom & Ireland General Insurance and Health3	468	371	4,124	9.0%
Europe	995	682	5,263	13.0%
Canada	189	139	976	14.2%
Asia	85	71	752	9.4%
Fund management	86	58	250	23.2%
Corporate and Other Business4	(349)	(353)	(503)	n/a
Return on total capital employed	2,523	1,893	16,625	11.4%
Subordinated debt	(289)	(227)	(4,277)	5.3%
Senior debt	(21)	(16)	(748)	2.1%
Return on total equity	2,213	1,650	11,600	14.2%
Less: Non-controlling interests		(143)	(1,366)	10.5%
Direct capital instrument and tier 1 notes		(69)	(1,260)	5.5%
Preference capital		(17)	(200)	8.5%
Return on equity shareholders' funds		1,421	8,774	16.2%

1 The operating return is based upon Group adjusted operating profit, which is stated before integration and restructuring costs, impairment of goodwill, amortisation of intangibles, other items and investment variances. Following the acquisition of Friends Life, management has changed the calculation of return on equity which is now calculated as net operating return on an IFRS basis expressed as a percentage of weighted average ordinary shareholders' equity (rather than opening ordinary shareholders' equity). Comparatives have been restated accordingly.

2 Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on total equity for any period presented as a result of this restatement. The combined impact of the operating profit restatement and the change to the calculation of return on equity has decreased the FY14 return on equity shareholders funds from 17.4% to 16.2%.

3 The operating return for United Kingdom & Ireland general insurance and health is presented net of £31 million of investment return, which is allocated to Corporate and Other Business. The £31 million represents the return on capital supporting Pillar II ICA risks deemed not to be supporting the ongoing general insurance operation.

4 The 'Corporate' and 'Other Business' loss before tax of £349 million comprises corporate costs of £132 million, interest on internal lending arrangements of £186 million, other business operating loss (net of investment return) of £64 million, partly offset by finance income on the main UK pension scheme of £33 million.

C1 - Capital performance continued
(c) Group capital structure
The table below shows how our capital, on both an IFRS and MCEV basis, is deployed by market and how that capital is funded.

			2015			2014
	Capital employed			Capital employed
	IFRS basis £m	Internally generated AVIF £m	MCEV1 basis £m	IFRS basis £m	Internally generated AVIF £m	MCEV1 basis £m
Life business
United Kingdom & Ireland	11,088	2,076	13,164	5,668	2,681	8,349
France	2,151	1,622	3,773	2,234	1,393	3,627
Poland	305	936	1,241	318	1,059	1,377
Italy	849	388	1,237	929	351	1,280
Spain	506	209	715	557	210	767
Other Europe	72	72	144	82	77	159
Europe	3,883	3,227	7,110	4,120	3,090	7,210
Asia	1,355	338	1,693	791	358	1,149
	16,326	5,641	21,967	10,579	6,129	16,708
General insurance & health
United Kingdom & Ireland	4,089	(118)	3,971	4,145	(115)	4,030
France	506	-	506	556	-	556
Italy	231	-	231	276	-	276
Other Europe	63	-	63	32	-	32
Europe	800	-	800	864	-	864
Canada	957	-	957	969	-	969
Asia	24	-	24	29	-	29
	5,870	(118)	5,752	6,007	(115)	5,892
Fund Management	411	(37)	374	298	(31)	267
Corporate & Other Business2	2,537	168	2,705	702	137	839
Total capital employed	25,144	5,654	30,798	17,586	6,120	23,706
Financed by
Equity shareholders' funds	15,764	5,083	20,847	10,018	5,529	15,547
Non-controlling interests	1,145	571	1,716	1,166	591	1,757
Direct capital instrument & tier 1 notes3	1,123	-	1,123	892	-	892
Preference shares	200	-	200	200	-	200
Subordinated debt4	6,427	-	6,427	4,594	-	4,594
Senior debt	485	-	485	716	-	716
Total capital employed5	25,144	5,654	30,798	17,586	6,120	23,706

1 In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles. No allowance for the impact of Solvency II has been made as permitted by the additional guidance issued in October 2015 by the European Insurance CFO Forum.

2 'Corporate' and 'Other Business' includes centrally held tangible net assets, the main UK staff pension scheme surplus and also reflects internal lending arrangements. These internal lending arrangements, which net out on consolidation, include the formal loan arrangement between Aviva Group Holdings Limited and Aviva Insurance Limited (AIL). Internal capital management in place allocated a majority of the total capital of AIL to the UK general insurance operations with the remaining capital deemed to be supporting residual (non-operational) Pillar II ICA risks.

3 On 1 October 2015 Friends Life Holdings plc was replaced by Aviva plc as the issuer of the 2003 Step-up Tier one Insurance Capital Securities ('STICS') of £231 million. Following this, these have been included within direct capital instrument & tier 1 notes.

4 Subordinated debt excludes amounts held by Group companies of £42 million.
5 Goodwill, AVIF and other intangibles are maintained within the capital base. Goodwill includes goodwill in subsidiaries of £1,955 million (FY14: £1,302 million), goodwill in joint ventures of £19 million (FY14: £25 million) and goodwill in associates of £26 million (FY14: Nil). As at FY15, AVIF and other intangibles comprise £5,731 million (FY14: £1,028 million) of intangibles in subsidiaries and £71 million (FY14: £62 million) of intangibles in joint ventures, net of deferred tax liabilities of £(814) million (FY14: £(180) million) and the non controlling interest share of intangibles of £(196) million (FY14: £(198) million).

Total capital employed is financed by a combination of equity shareholders' funds, preference capital, subordinated debt and other borrowings. At FY15 we had £25.1 billion (FY14: £17.6 billion) of total capital employed in our businesses measured on an IFRS basis and £30.8 billion (FY14: £23.7 billion) of total capital employed on an MCEV basis. The increase in capital employed is driven mainly by the acquisition of Friends Life (see Note B4).
In June 2015 Aviva plc issued €900 million and £400 million of Lower Tier 2 subordinated debt callable in 2025 and 2030 respectively. The proceeds were used in part to repay the following instruments: £268 million STICS at first call date in July 2015; €500 million undated subordinated debt at first call date in September 2015; and £200 million debenture loans in September 2015, ahead of the June 2016 maturity.
At FY15 the market value of our external debt, subordinated debt, preference shares (including both Aviva plc preference shares of £200 million and General Accident plc preference shares, within non-controlling interests, of £250 million), and direct capital instrument and tier 1 notes was £9,094 million (FY14: £7,511 million).

C1 - Capital performance continued
(d) Equity sensitivity analysis
The sensitivity of the Group's total equity, on an IFRS basis and MCEV basis at 31 December 2015 to a 10% fall in global equity markets, a rise of 1% in global interest rates or a 0.5% increase in credit spreads is as follows:

31 December 2014 £bn	IFRS basis	31 December 2015 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
10.6	Long-term savings	16.3	-	(0.2)	(0.2)
7.0	General insurance and other	8.8	-	(0.3)	0.5
(5.3)	Borrowings	(6.9)	-	-	-
12.3	Total equity	18.2	-	(0.5)	0.3

31 December 2014 £bn	MCEV basis	31 December 2015 £bn	Equities down 10% £bn	Interest rates up 1% £bn	0.5% increased credit spread £bn
16.7	Long-term savings	22.0	(0.6)	(0.2)	(1.4)
7.0	General insurance and other	8.8	-	(0.3)	0.5
(5.3)	Borrowings	(6.9)	-	-	-
18.4	Total equity	23.9	(0.6)	(0.5)	(0.9)

These sensitivities assume a full tax charge/credit on market value assumptions. The interest rate sensitivity also assumes an equivalent movement in both inflation and discount rate (i.e. no change to real interest rates) and therefore incorporates the offsetting effects of these items on the pension scheme liabilities. A 1% increase in the real interest rate has the effect of reducing the pension scheme liability in the main UK pension scheme by £1.7 billion (before any associated tax impact).
The 0.5% increased credit spread sensitivities for IFRS and MCEV do not make an allowance for any adjustment to risk-free interest rates. MCEV sensitivities assume that the credit spread movement relates to credit risk and not liquidity risk; in practice, credit spread movements may be partially offset due to changes in liquidity risk. Life IFRS sensitivities provide for any impact of credit spread movements on liability valuations. The IFRS and MCEV sensitivities also include the allocation of staff pension scheme sensitivities, which assume inflation rates and government bond yields remain constant. In practice, the sensitivity of the business to changes in credit spreads is subject to a number of complex interactions. The impact of the credit spread movements will be related to individual portfolio composition and may be driven by changes in credit or liquidity risk; hence, the actual impact may differ substantially from applying spread movements implied by various published credit spread indices to these sensitivities.

C2 - Regulatory capital
Under the Solvency I regime effective until 31 December 2015, individual regulated subsidiaries measure and report solvency based on applicable local regulations, including in the UK the regulations established by the Prudential Regulatory Authority (PRA). These measures are also consolidated under the European Insurance Groups Directive (IGD) to calculate regulatory capital adequacy at an aggregate Group level, where Aviva has a regulatory obligation to have a positive position at all times.
This measure represents the excess of the aggregate value of regulatory capital employed in our business over the aggregate minimum solvency requirements imposed by local regulators, excluding the surplus held in the UK and Ireland with-profits life funds. The minimum solvency requirement for our European businesses is based on the Solvency I Directive. In broad terms, for EU operations, this is set at 4% and 1% of non-linked and unit-linked life reserves respectively and for our general insurance portfolio of business is the higher of 18% of gross premiums or 26% of gross claims, in both cases adjusted to reflect the level of reinsurance recoveries. For our business in Canada a risk charge on assets and liabilities approach is used.
Based on individual guidance from the PRA we recognise surpluses of the non-profits funds of our UK life and pensions businesses which are available for transfer to shareholders. These have increased to £0.1 billion as at 31 December 2015 (FY14: £nil).
From 1 January 2016 EU-based insurance groups are no longer required to disclose their solvency position under the European Insurance Groups Directive, as the regulatory framework has been replaced by the new Solvency II regime. As such, after 31 December 2015 Aviva Group will no longer disclose its capital solvency surplus under the IGD rules.

C2 - Regulatory capital continued
(a) Regulatory capital - Group: European Insurance Groups Directive (IGD)

	UK life funds £bn	Other business £bn	31 December 2015 £bn	31 December 2014 £bn
Insurance Groups Directive (IGD) capital resources	11.8	10.8	22.6	14.4
Less: capital resources requirement	(11.8)	(4.8)	(16.6)	(11.2)
Insurance Group Directive (IGD) excess solvency	-	6.0	6.0	3.2
Cover over EU minimum (calculated excluding UK life funds)			2.2 times	1.6 times

The IGD regulatory capital solvency surplus has increased by £2.8 billion since FY14 to £6.0 billion. The key drivers of the increase are the acquisition of Friends Life (£1.6 billion), operating profits (£1.6 billion) and the net issue of hybrid debt (£0.4 billion), offset by dividend payments and pension scheme funding (£0.5 billion).
The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2014	3.2
Acquisition of Friends Life	1.6
Operating profits net of integration and restructuring costs	1.6
Net hybrid debt issue1	0.4
Dividends and appropriations	(0.3)
Pension scheme funding	(0.2)
Outward reinsurance of latent reserves2	0.2
Increase in capital resources requirement	(0.1)
Other regulatory adjustments	(0.4)
Estimated IGD solvency surplus at 31 December 2015	6.0

1 Net hybrid debt issue includes £1 billion benefit of two new Tier 2 subordinated debt instruments issued on 4 June 2015; offset by £(0.6) billion derecognition of two instruments redeemed in the second half of 2015.

2 Outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL).

(b) Reconciliation of Group IGD capital resources to FRS 27 capital
The reconciliation below provides analysis of differences between our capital resources and the amounts included in the capital statement made in accordance with FRS 27 and disclosed within our consolidated accounts. The Group Capital Adequacy report is prepared in accordance with the PRA valuation rules and brings in capital in respect of UK life funds valued in accordance with PRA regulatory rules excluding surpluses in with-profits funds. The FRS 27 disclosure brings in the realistic value of UK life capital resources. As the two bases can differ greatly, the reconciliation below is presented by removing the restricted regulatory assets and then replacing them with the unrestricted realistic assets.

2015 £bn
Total capital and reserves (IFRS basis)	18.2
Plus: Other qualifying capital	6.2
Plus: UK unallocated divisible surplus	2.6
Less: Goodwill, acquired AVIF and intangible assets1	(7.8)
Less: Adjustments onto a regulatory basis	3.4
Group Capital Resources on regulatory basis	22.6
The Group Capital Resources can be analysed as follows:
Core Tier 1 Capital	16.0
Innovative Tier 1 Capital	1.1
Total Tier 1 Capital	17.1
Upper Tier 2 Capital	1.6
Lower Tier 2 Capital	5.1
Group Capital Resources Deductions	(1.2)
Group Capital Resources on regulatory basis (Tier 1 & Tier 2 Capital)	22.6
Less: UK life restricted regulatory assets	(12.7)
Add: UK life unrestricted realistic assets	8.1
Add: Overseas UDS2 and Shareholders' share of accrued bonus	6.2
Total FRS 27 capital	24.2

1 Includes goodwill and other intangibles of £116 million in joint ventures and associates.

2 Unallocated divisible surplus for overseas life operations is included gross of minority interest.

C2 - Regulatory capital continued
(c) Regulatory capital - UK life with-profits funds
The available capital of the with-profits funds is represented by the realistic inherited estate. The estate represents the assets of the long-term with-profits funds less the realistic liabilities for non-profits policies within the funds, less asset shares aggregated across the with-profits policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs, guarantees and promises. Realistic balance sheet information is shown below for the four main UK with-profits funds: New With-Profits Sub-Fund (NWPSF), Old With-Profits Sub-Fund (OWPSF), With-Profits Sub-Fund (WPSF) and Friends Provident With-Profits Fund (FP WPF). Realistic balance sheet information for the five Friends Life with-profits funds that are closed to new business have been disclosed as 'Other Friends Life WPFs' including: FPLAL With-Profits Fund (FPLAL WPF), FLC New With-Profits Fund (FLC New WPF), Old With-Profits Fund (FLC Old WPF), FLAS With-Profits Fund (FLAS WPF) and WL With-Profits Fund (WL WPF). These realistic liabilities have been included within the long-term business provision and the liability for insurance and investment contracts on the Group's IFRS balance sheet at 31 December 2015 and 31 December 2014, with comparatives at 31 December 2014 including NWPSF, OWPSF and WPSF only.

						31 December 2015	31 December 2014
	Estimated realistic assets £bn	Estimated realistic liabilities1 £bn	Estimated realistic inherited estate2 £bn	Capital support arrangement3 £bn	Estimated risk capital margin £bn	Estimated excess available capital £bn	Estimated excess available capital £bn
NWPSF	14.0	(14.0)	-	2.1	(0.2)	1.9	1.9
OWPSF	2.6	(2.4)	0.2	-	-	0.2	0.2
WPSF4	16.7	(15.2)	1.5	-	(0.3)	1.2	1.3
FP WPF5	7.2	(7.0)	0.2	-	(0.2)	-	-
Other Friends Life WPFs6	10.7	(10.7)	-	-	-	-	-
Aggregate	51.2	(49.3)	1.9	2.1	(0.7)	3.3	3.4

1 Realistic liabilities include the shareholders' share of accrued bonuses of £0.8 billion (FY14: £(0.2) billion). Realistic liabilities adjusted to eliminate the shareholders' share of accrued bonuses are £48.5 billion (FY14: £33.0 billion). These realistic liabilities make provision for guarantees, options and promises on a market consistent stochastic basis. The value of the provision included within realistic liabilities is £1.4 billion, £0.3 billion, £3.2 billion, and £0.8 billion for NWPSF, OWPSF, WPSF and FP WPF respectively (FY14: £1.4 billion, £0.3 billion and £3.0 billion for NWPSF, OWPSF and WPSF respectively).

2 Estimated realistic inherited estate at 31 December 2014 was £nil, £0.3 billion and £1.6 billion for NWPSF, OWPSF and WPSF respectively.
3 The support arrangement represents the reattributed estate (RIEESA) of £2.1 billion at 31 December 2015 (FY14: £2.1 billion).
4 The WPSF fund includes the Ireland With-Profits Sub-Fund (IWPSF) and the Provident Mutual (PM) Fund which have realistic assets and liabilities of £2.4 billion in total, and therefore do not contribute to the realistic inherited estate.

5 For FP WPF the realistic inherited estate is restricted to the estimated risk capital margin with excess available capital used to enhance asset shares.
6 Includes FPLAL WPF, FLC New WPF, FLC Old WPF, FLAS WPF and WL WPF. For these funds it is assumed that the entire estimated realistic inherited estate is distributed to policyholders.

(d) Investment mix
The aggregate investment mix of the assets in the four main with-profits funds at 31 December 2015 and three main with-profits funds at 31 December 2014 was:

	31 December 2015%	31 December 2014%
Equity	30%	24%
Property	10%	10%
Fixed interest	54%	59%
Other	6%	7%

The equity backing ratios, including property, supporting with-profits asset shares are 75% in NWPSF and OWPSF, 72% in WPSF and 45% in FP WPF.

C3 - IFRS Sensitivity analysis
The Group uses a number of sensitivity test-based risk management tools to understand the volatility of earnings, the volatility of its capital requirements, and to manage its capital more efficiently. Primarily, MCEV, ICA, Solvency II and scenario analysis are used. Sensitivities to economic and operating experience are regularly produced on all of the Group's financial performance measurements to inform the Group's decision making and planning processes, and as part of the framework for identifying and quantifying the risks that each of its business units, and the Group as a whole are exposed to.
For long-term business in particular, sensitivities of MCEV performance indicators and Solvency II surplus to changes in both economic and non-economic experience are continually used to manage the business and to inform the decision making process. More information on MCEV sensitivities can be found in the presentation of results on an MCEV basis in section F (note F10) of this report. In addition, Solvency II surplus sensitivities can be found in note 8.vi.

(a) Life insurance and investment contracts
The nature of long-term business is such that a number of assumptions are made in compiling these financial statements. Assumptions are made about investment returns, expenses, mortality rates, and persistency in connection with the in-force policies for each business unit. Assumptions are best estimates based on historic and expected experience of the business. A number of the key assumptions for the Group's central scenario are disclosed elsewhere in these statements for both IFRS reporting and reporting under the MCEV methodology.

(b) General insurance and health business
General insurance and health claim liabilities are estimated by using standard actuarial claims projection techniques.
These methods extrapolate the claims development for each accident year based on the observed development of earlier years. In most cases, no explicit assumptions are made as projections are based on assumptions implicit in the historic claims.

(c) Sensitivity test results
Illustrative results of sensitivity testing for long-term business, general insurance and health and fund management business and other operations are set out below. For each sensitivity test the impact of a reasonably possible change in a single factor is shown, with other assumptions left unchanged.

Sensitivity factor	Description of sensitivity factor applied
Interest rate and investment return
The impact of a change in market interest rates by a 1% increase or decrease. The test allows consistently for similar changes to investment returns and movements in the market value of backing fixed interest securities.

Credit Spreads
The impact of a 0.5% increase in credit spreads over risk-free interest rates on corporate bonds and other non-sovereign credit assets. The test allows for any consequential impact on liability valuations.

Equity/property market values	The impact of a change in equity/property market values by ± 10%.
Expenses	The impact of an increase in maintenance expenses by 10%.
Assurance mortality/morbidity (life insurance only)	The impact of an increase in mortality/morbidity rates for assurance contracts by 5%.
Annuitant mortality (life insurance only)	The impact of a reduction in mortality rates for annuity contracts by 5%.
Gross loss ratios (non-life insurance only)	The impact of an increase in gross loss ratios for general insurance and health business by 5%.

(d) Long-term businesses

31 December 2015 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	30	(65)	(30)	(135)	130	(25)	(10)	(50)
Insurance non-participating	(75)	80	(495)	25	(25)	(155)	(115)	(725)
Investment participating	5	(5)	-	-	-	(5)	-	-
Investment non-participating	(20)	20	(5)	35	(35)	(20)	-	-
Assets backing life shareholders' funds	(140)	85	(65)	40	(40)	-	-	-
Total	(200)	115	(595)	(35)	30	(205)	(125)	(775)

31 December 2015 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance participating	30	(65)	(30)	(135)	130	(25)	(10)	(50)
Insurance non-participating	(75)	80	(495)	25	(25)	(155)	(115)	(725)
Investment participating	5	(5)	-	-	-	(5)	-	-
Investment non-participating	(20)	20	(5)	35	(35)	(20)	-	-
Assets backing life shareholders' funds	(175)	120	(70)	40	(40)	-	-	-
Total	(235)	150	(600)	(35)	30	(205)	(125)	(775)

C3 - IFRS Sensitivity analysis continued
(d) Long-term businesses continued

31 December 2014 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Assets backing life shareholders' funds	(75)	45	(60)	20	(20)	-	-	-
Total	(295)	145	(525)	(60)	(50)	(145)	(55)	(635)

31 December 2014 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Assurance mortality +5%	Annuitant mortality -5%
Insurance Participating	(10)	(60)	(20)	(175)	70	(25)	(5)	(45)
Insurance non-participating	(155)	130	(425)	40	(40)	(80)	(50)	(590)
Investment participating	(15)	-	(10)	-	-	(5)	-	-
Investment non-participating	(40)	30	(10)	55	(60)	(35)	-	-
Assets backing life shareholders' funds	(115)	80	(65)	20	(20)	-	-	-
Total	(335)	180	(530)	(60)	(50)	(145)	(55)	(635)

Changes in sensitivities between 2015 and 2014 reflect inclusion of Friends Life at FY15 for the first time and movements in market interest rates, portfolio growth, changes to asset mix and the relative durations of assets and liabilities and asset liability management actions. The sensitivities to economic movements relate mainly to business in the UK. In general, a fall in market interest rates has a beneficial impact on non-participating business, due to the increase in market value of fixed interest securities and relative durations of assets and liabilities; similarly a rise in interest rates has a negative impact. Mortality and expense sensitivities also relate primarily to the UK.

(e) General insurance and health businesses

31 December 2015 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(225)	210	(130)	65	(65)	(100)	(270)
Net of reinsurance	(305)	300	(130)	65	(65)	(100)	(260)

31 December 2015 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(225)	210	(130)	70	(70)	(20)	(270)
Net of reinsurance	(305)	300	(130)	70	(70)	(20)	(260)

31 December 2014 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	55	(55)	(105)	(280)
Net of reinsurance	(305)	295	(130)	55	(55)	(105)	(270)

31 December 2014 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%	Expenses +10%	Gross loss ratios +5%
Gross of reinsurance	(260)	250	(130)	60	(60)	(20)	(280)
Net of reinsurance	(305)	295	(130)	60	(60)	(20)	(270)

For general insurance, the impact of the expense sensitivity on profit also includes the increase in ongoing administration expenses, in addition to the increase in the claims handling expense provision.

C3 - IFRS Sensitivity analysis continued
(f) Fund management and other operations businesses

31 December 2015 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	10	(30)	45

31 December 2015 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	10	(30)	45

31 December 2014 Impact on profit before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

31 December 2014 Impact on shareholders' equity before tax £m	Interest rates +1%	Interest rates -1%	Credit spreads +0.5%	Equity/ property +10%	Equity/ property -10%
Total	-	-	5	(15)	25

(g) Limitations of sensitivity analysis
The previous tables demonstrate the effect of a change in a key assumption while other assumptions remain unchanged. In reality, there is a correlation between the assumptions and other factors. It should also be noted that these sensitivities are non-linear, and larger or smaller impacts should not be interpolated or extrapolated from these results.
The sensitivity analyses do not take into consideration that the Group's assets and liabilities are actively managed. Additionally, the financial position of the Group may vary at the time that any actual market movement occurs. For example, the Group's financial risk management strategy aims to manage the exposure to market fluctuations.
As investment markets move past various trigger levels, management actions could include selling investments, changing investment portfolio allocation, adjusting bonuses credited to policyholders, and taking other protective action.
A number of the business units use passive assumptions to calculate their long-term business liabilities. Consequently, a change in the underlying assumptions may not have any impact on the liabilities, whereas assets held at market value in the statement of financial position will be affected. In these circumstances, the different measurement bases for liabilities and assets may lead to volatility in shareholders' equity. Similarly, for general insurance liabilities, the interest rate sensitivities only affect profit and equity where explicit assumptions are made regarding interest (discount) rates or future inflation.
Other limitations in the above sensitivity analyses include the use of hypothetical market movements to demonstrate potential risk that only represent the Group's view of possible near-term market changes that cannot be predicted with any certainty, and the assumption that all interest rates move in an identical fashion.

Analysis of assets

D1 - Total assets
As an insurance business, Aviva Group holds a variety of assets to match the characteristics and duration of its insurance liabilities. Appropriate and effective asset liability matching (on an economic basis) is the principal way in which Aviva manages its investments. In addition, to support this, Aviva also uses a variety of hedging and other risk management strategies to diversify away any residual mismatch risk that is outside of the Group's risk appetite.

2015	Policyholder assets £m	Participating fund assets £m	Shareholder assets £m	Balance sheet total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	7,686	7,686
Interests in joint ventures and associates	141	1,295	483	1,919
Property and equipment	-	214	235	449
Investment property	6,647	4,116	538	11,301
Loans	83	3,386	18,964	22,433
Financial investments
Debt securities	24,022	91,006	47,936	162,964
Equity securities	47,394	15,627	537	63,558
Other investments	39,795	5,739	2,161	47,695
Reinsurance assets	14,002	1,628	5,288	20,918
Deferred tax assets	-	-	131	131
Current tax assets	-	-	114	114
Receivables	475	1,512	4,888	6,875
Deferred acquisition costs and other assets	69	639	4,353	5,061
Prepayments and accrued income	259	1,275	1,560	3,094
Cash and cash equivalents	8,705	15,319	9,652	33,676
Total	141,592	141,756	104,526	387,874
Total %	36.5%	36.6%	26.9%	100.0%
FY14	78,081	124,574	83,064	285,719
FY14%	27.3%	43.6%	29.1%	100.0%

As at 31 December 2015, 26.9% of Aviva's total asset base was shareholder assets, 36.6% participating fund assets where Aviva shareholders have partial exposure, and 36.5% policyholder assets where Aviva shareholders have no exposure. Of the total assets, investment property, loans and financial investments comprise £308.0 billion, compared to £236.8 billion at 31 December 2014.
Of the total assets, £106.1 billion relates to the inclusion of assets from Friends Life Group. Of this, £61.1 billion is attributable to policyholders.

D2 - Total assets - Valuation bases/fair value hierarchy

Total assets - 2015	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	7,686	-	7,686
Interests in joint ventures and associates	-	-	1,919	1,919
Property and equipment	389	60	-	449
Investment property	11,301	-	-	11,301
Loans	19,079	3,354	-	22,433
Financial Investments
Debt securities	162,964	-	-	162,964
Equity securities	63,558	-	-	63,558
Other investments	47,695	-	-	47,695
Reinsurance assets	13,967	6,951	-	20,918
Deferred tax assets	-	-	131	131
Current tax assets	-	-	114	114
Receivables and other financial assets	-	6,875	-	6,875
Deferred acquisition costs and other assets	-	5,061	-	5,061
Prepayments and accrued income	-	3,094	-	3,094
Cash and cash equivalents	33,676	-	-	33,676
Total	352,629	33,081	2,164	387,874
Total %	90.9%	8.5%	0.6%	100.0%
FY14	258,421	25,651	1,647	285,719
FY14%	90.4%	9.0%	0.6%	100.0%

1 Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Policyholder assets 2015	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	141	141
Property and equipment	-	-	-	-
Investment property	6,647	-	-	6,647
Loans	-	83	-	83
Financial Investments
Debt securities	24,022	-	-	24,022
Equity securities	47,394	-	-	47,394
Other investments	39,795	-	-	39,795
Reinsurance assets	13,962	40	-	14,002
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	475	-	475
Deferred acquisition costs and other assets	-	69	-	69
Prepayments and accrued income	-	259	-	259
Cash and cash equivalents	8,705	-	-	8,705
Total	140,525	926	141	141,592
Total %	99.2%	0.7%	0.1%	100.0%
FY14	77,196	785	100	78,081
FY14%	98.9%	1.0%	0.1%	100.0%

1 Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

Total assets - Participating fund assets 2015	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	-	-	-
Interests in joint ventures and associates	-	-	1,295	1,295
Property and equipment	205	9	-	214
Investment property	4,116	-	-	4,116
Loans	307	3,079	-	3,386
Financial Investments
Debt securities	91,006	-	-	91,006
Equity securities	15,627	-	-	15,627
Other investments	5,739	-	-	5,739
Reinsurance assets	-	1,628	-	1,628
Deferred tax assets	-	-	-	-
Current tax assets	-	-	-	-
Receivables and other financial assets	-	1,512	-	1,512
Deferred acquisition costs and other assets	-	639	-	639
Prepayments and accrued income	-	1,275	-	1,275
Cash and cash equivalents	15,319	-	-	15,319
Total	132,319	8,142	1,295	141,756
Total %	93.4%	5.7%	0.9%	100.0%
FY14	115,320	8,234	1,020	124,574
FY14%	92.6%	6.6%	0.8%	100.0%

1 Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

D2 - Total assets - Valuation bases/fair value hierarchy continued

Total assets - Shareholders assets 2015	Fair value £m	Amortised cost £m	Equity accounted/ tax assets1 £m	Total £m
Goodwill and acquired value of in-force business and intangible assets	-	7,686	-	7,686
Interests in joint ventures and associates	-	-	483	483
Property and equipment	184	51	-	235
Investment property	538	-	-	538
Loans	18,772	192	-	18,964
Financial Investments
Debt securities	47,936	-	-	47,936
Equity securities	537	-	-	537
Other investments	2,161	-	-	2,161
Reinsurance assets	5	5,283	-	5,288
Deferred tax assets	-	-	131	131
Current tax assets	-	-	114	114
Receivables and other financial assets	-	4,888	-	4,888
Deferred acquisition costs and other assets	-	4,353	-	4,353
Prepayments and accrued income	-	1,560	-	1,560
Cash and cash equivalents	9,652	-	-	9,652
Total	79,785	24,013	728	104,526
Total %	76.3%	23.0%	0.7%	100.0%
FY14	65,905	16,632	527	83,064
FY14%	79.4%	20.0%	0.6%	100.0%

1 Within the Group's statement of financial position, assets are recognised for deferred tax and current tax. The valuation basis of these assets does not directly fall within any of the categories outlined above. As such, these assets have been reported together with equity accounted items within the analysis of the Group's assets.

Fair value hierarchy
To provide further information on the valuation techniques we use to measure assets carried at fair value, we have categorised the measurement basis for assets carried at fair value into a 'fair value hierarchy' described as follows, based on the lowest level input that is significant to the valuation as a whole:
• Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets.
• Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset, either directly or indirectly. If the asset has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset.

• Inputs to Level 3 fair values are unobservable inputs for the asset. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset at the measurement date (or market information for the inputs to any valuation models). As such unobservable inputs reflect the assumption the business unit considers that market participants would use in pricing the asset. Examples are investment property, certain private equity investment and private placements.

	Fair value hierarchy
Investment property and financial assets - Total 2015	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Balance sheet total £m
Investment property	-	-	11,301	11,301	-	11,301
Loans	-	950	18,129	19,079	3,354	22,433
Debt securities	89,158	59,203	14,603	162,964	-	162,964
Equity securities	62,622	-	936	63,558	-	63,558
Other investments (including derivatives)	39,485	4,057	4,153	47,695	-	47,695
Total	191,265	64,210	49,122	304,597	3,354	307,951
Total %	62.1%	20.8%	16.0%	98.9%	1.1%	100.0%
FY14	135,677	56,322	40,459	232,458	4,365	236,823
FY14%	57.3%	23.8%	17.1%	98.2%	1.8%	100.0%

At 31 December 2015, the proportion of total financial assets classified as Level 1 in the fair value hierarchy increased to 62.1% (FY14: 57.3%). The proportion of Level 2 loans and financial assets has decreased to 20.8% (FY14: 23.8%) and investment properties, loans and financial assets classified as Level 3 were 16.0% (FY14: 17.1%). Movements in the proportion of assets held in each fair value hierarchy level are mainly as a result of the acquisition of the Friends Life business, which had a higher overall proportion of Level 1 assets, at 67% relative to their total loans and financial assets.

D3 - Analysis of asset quality
The analysis of assets that follows provides a breakdown of information about the assets held by the Group.

D3.1 - Investment property

				2015				2014
	Fair value hierarchy				Fair value hierarchy
Investment property - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	11,149	11,149	-	-	8,828	8,828
Vacant investment property/held for capital appreciation	-	-	152	152	-	-	97	97
Total	-	-	11,301	11,301	-	-	8,925	8,925
Total %	-	-	100.0%	100.0%	-	-	100.0%	100.0%

				2015				2014
	Fair value hierarchy				Fair value hierarchy
Investment property - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	6,574	6,574	-	-	3,984	3,984
Vacant investment property/held for capital appreciation	-	-	73	73	-	-	35	35
Total	-	-	6,647	6,647	-	-	4,019	4,019
Total %	-	-	100.0%	100.0%	-	-	100.0%	100.0%

				2015				2014
	Fair value hierarchy				Fair value hierarchy
Investment property - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	4,048	4,048	-	-	4,548	4,548
Vacant investment property/held for capital appreciation	-	-	68	68	-	-	62	62
Total	-	-	4,116	4,116	-	-	4,610	4,610
Total %	-	-	100.0%	100.0%	-	-	100.0%	100.0%

				2015				2014
	Fair value hierarchy				Fair value hierarchy
Investment property - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Lease to third parties under operating leases	-	-	527	527	-	-	296	296
Vacant investment property/held for capital appreciation	-	-	11	11	-	-	-	-
Total	-	-	538	538	-	-	296	296
Total %	-	-	100.0%	100.0%	-	-	100.0%	100.0%

95.2% (FY14: 96.7%) of total investment properties by value are held in policyholder or participating fund assets. Shareholder exposure to investment properties is principally through investments in UK and French commercial property.
Investment properties are stated at their market values as assessed by qualified external independent valuers. The investment properties are valued on an income basis that is based on current rental income plus anticipated uplifts at the next rent review, lease expiry, or break option taking in to consideration lease incentives and assuming no further growth in the estimated rental value of the property. This uplift and the discount rate are derived from rates implied by recent market transactions on similar property. These inputs are deemed unobservable.
98.7% (FY14: 98.9%) of total investment properties by value are leased to third parties under operating leases, with the remainder either being vacant or held for capital appreciation.

D3 - Analysis of asset quality continued
D3.2 - Loans
The Group loan portfolio is principally made up of:
• Policy loans which are generally collateralised by a lien or charge over the underlying policy;
• Loans and advances to banks, which primarily relate to loans of cash collateral received in stock lending transactions. These loans are fully collateralised by other securities;
• Mortgage loans collateralised by property assets;
• Healthcare, Infrastructure & Private Finance Initiative ('PFI') other loans; and
• Other loans, which include loans to brokers and intermediaries.

Loans with fixed maturities, including policy loans, mortgage loans (at amortised cost) and loans and advances to banks, are recognised when cash is advanced to borrowers. These loans are carried at their unpaid principal balances and adjusted for amortisation of premium or discount, non-refundable loan fees and related direct costs. These amounts are deferred and amortised over the life of the loan as an adjustment to loan yield using the effective interest rate method.
For certain mortgage loans, the Group has taken advantage of the fair value option under IAS 39 to present the mortgages, associated borrowings, other liabilities and derivative financial instruments at fair value, since they are managed together on a fair value basis. The mortgage loans are not traded in active markets. These investments are classified as level 3 as the assumptions used to derive the credit risk, liquidity premium and property risk are not deemed to be market observable.

Loans - Total 2015	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	17	731	-	31	779
Loans and advances to banks	2,703	20	-	-	2,723
Healthcare, Infrastructure & PFI other loans	1,246	-	-	-	1,246
Mortgage loans	17,259	1	-	-	17,260
Other loans	282	8	135	-	425
Total	21,507	760	135	31	22,433
Total %	95.9%	3.4%	0.6%	0.1%	100.0%
FY14	24,262	846	122	30	25,260
FY14%	96.0%	3.4%	0.5%	0.1%	100.0%

Loans - Policyholders assets 2015	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	-	-	-	7	7
Loans and advances to banks	76	-	-	-	76
Healthcare, Infrastructure & PFI other loans	-	-	-	-	-
Mortgage loans	-	-	-	-	-
Other loans	-	-	-	-	-
Total	76	-	-	7	83
Total %	91.6%	-	-	8.4%	100.0%
FY14	295	-	-	7	302
FY14%	97.7%	-	-	2.3%	100.0%

Loans - Participating fund assets 2015	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	13	726	-	21	760
Loans and advances to banks	2,044	-	-	-	2,044
Healthcare, Infrastructure & PFI other loans	-	-	-	-	-
Mortgage loans	305	1	-	-	306
Other loans	276	-	-	-	276
Total	2,638	727	-	21	3,386
Total %	77.9%	21.5%	-	0.6%	100.0%
FY14	3,486	781	-	21	4,288
FY14%	81.3%	18.2%	-	0.5%	100.0%

D3 - Analysis of asset quality continued
D3.2 - Loans continued

Loans - Shareholder assets 2015	United Kingdom & Ireland £m	Europe £m	Canada £m	Asia £m	Total £m
Policy loans	4	5	-	3	12
Loans and advances to banks	583	20	-	-	603
Healthcare, Infrastructure & PFI other loans	1,246	-	-	-	1,246
Mortgage loans	16,954	-	-	-	16,954
Other loans	6	8	135	-	149
Total	18,793	33	135	3	18,964
Total %	99.1%	0.2%	0.7%	0.0%	100.0%
FY14	20,481	65	122	2	20,670
FY14%	99.1%	0.3%	0.6%	0.0%	100.0%

The value of the Group's loan portfolio (including Policyholder, Participating Fund and Shareholder assets), at 31 December 2015 stood at £22.4 billion (FY14: £25.3 billion), a decrease of £2.9 billion.
The total shareholder exposure to loans decreased to £19.0 billion (FY14: £20.7 billion) and represented 85% of the total loan portfolio, with the remaining 15% primarily held in participating funds (£3.4 billion)
Of the Group's total loan portfolio (including Policyholder, Participating Fund and Shareholder assets), 77% (FY14 Restated1: 76%) is invested in mortgage loans.
Primary Healthcare, Infrastructure and PFI other loans included within shareholder assets are £1.2 billion (FY14 Restated1: £1.1 billion) and are secured against the income from healthcare and educational premises.

Mortgage loans - Shareholder assets

2015	Total £m
Non-securitised mortgage loans
- Residential (Equity release)	4,807
- Commercial	6,434
- Healthcare, Infrastructure & PFI mortgage loans	3,261
14,502
Securitised mortgage loans	2,452
Total	16,954
FY141 (Restated)	18,811

1 Following a review of the classification of loans, £1.1 billion in 2014 has been reclassified from mortgage loans to Healthcare, Infrastructure & PFI other loans. The net impact on Loans is £nil.

The Group's mortgage loan portfolio is focused in the UK, across various sectors, including residential loans, commercial loans and government supported healthcare loans. Aviva's shareholder exposure to mortgage loans accounts for 89% of total shareholder asset loans. This section focuses on explaining the shareholder risk within these exposures.

United Kingdom & Ireland
(Non-securitised mortgage loans)
Residential
The UK non-securitised residential mortgage portfolio has a total current value of £4.8 billion (FY14: £4.1 billion). The movement from the prior year is due to £0.7 billion of net new loans and accrued interest (net of redemptions). These mortgages are all in the form of equity release, whereby homeowners mortgage their property to release cash equity. Due to the structure of equity release mortgages, whereby interest amounts due are not paid in cash but instead rolled into the amount outstanding, they predominantly have a current Loan to Value ('LTV') of below 70%. The average LTV across the portfolio is 26.8% (FY14: 27.2%).

D3 - Analysis of asset quality continued
D3.2 - Loans continued
Commercial
Gross exposure by loan to value and arrears is shown in the table below.

Shareholder assets

2015	>120% £m	115-120% £m	110-115% £m	105-110% £m	100-105% £m	95-100% £m	90-95% £m	80-90% £m	70-80% £m	<70% £m	Total £m
Not in arrears	-	-	-	-	-	368	263	410	1,012	4,372	6,425
0 - 3 months	-	-	-	-	-	-	-	-	-	-	-
3 - 6 months	-	-	-	-	-	-	-	-	-	-	-
6 - 12 months	-	-	-	-	-	9	-	-	-	-	9
> 12 months	-	-	-	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	377	263	410	1,012	4,372	6,434

Of the £6.4 billion (FY14: £8.8 billion) of UK non-securitised commercial mortgage loans in the shareholder fund held by our UK Life business, £6.3 billion are used to back annuity liabilities and are stated on a fair value basis. The loan exposures for our UK Life business are calculated on a discounted cash flow basis, and include a risk adjustment through the use of Credit Risk Adjusted Value ('CRAV') methods.
For commercial mortgages loan service collection ratios, a key indicator of mortgage portfolio performance, improved to 1.78x (FY14: 1.31x). Loan Interest Cover ('LIC'), which is defined as the annual net rental income (including rental deposits and less ground rent) divided by the annual loan interest service, also improved to 2.05x (FY14: 1.47x). Average mortgage LTV decreased by 24% compared to FY14 from 85% to 61% (CRAV) primarily driven by UK Life's commercial mortgage loans restructure and recovery programme which completed with the sale of £2.2 billion of commercial mortgage loans to Lone Star. Of the £9 million (FY14: £1,492 million) value of loans in arrears included within our shareholder assets, the interest and capital amount in arrears is £7 million. The decrease in loans in arrears of £1,483 million is primarily driven by the £2.2 billion mortgage restructuring and recovery programme.
Commercial mortgages and Healthcare, Infrastructure & PFI loans are held at fair value on the asset side of the statement of financial position. Insurance liabilities are valued using a discount rate derived from gross yield on assets, with adjustments to allow for risk. £10.6 billion of shareholder loan assets are backing annuity liabilities and comprise of commercial mortgage loans (£6.3 billion), Healthcare, Infrastructure and PFI mortgage loans (£3.2 billion) and Primary Healthcare, Infrastructure and PFI other loans (£1.1 billion). The Group carries a valuation allowance within the liabilities against the risk of default of commercial mortgages, including Healthcare and PFI mortgages, of £0.6 billion which equates to 59bps at 31 December 2015 (FY14: 87bps). The total valuation allowance held by Aviva Annuity UK Limited in respect of corporate bonds and mortgages, including Healthcare and PFI mortgages is £1.5 billion (FY14: £1.9 billion) over the remaining term of the UK Life corporate bond and mortgage portfolio.
The UK portfolio remains well diversified in terms of property type, location and tenants as well as the spread of loans written over time. The risks in commercial mortgages are addressed through several layers of protection with the mortgage risk profile being primarily driven by the ability of the underlying tenant rental income to cover loan interest and amortisation. Should any single tenant default on their rental payment, rental from other tenants backing the same loan often ensures the loan interest cover does not fall below 1.0x. Where there are multiple loans to a single borrower further protection may be achieved through cross-charging (or pooling) such that any single loan is also supported by rents received within other pool loans. Additionally, there may be support provided by the borrower of the loan itself and further loss mitigation from any general floating charge held over assets within the borrower companies.
If the LIC cover falls below 1.0x and the borrower defaults then Aviva still retains the option of selling the security or restructuring the loans and benefiting from the protection of the collateral. A combination of these benefits and the high recovery levels afforded by property collateral (compared to corporate debt or other uncollateralised credit exposures) results in the economic exposure being significantly lower than the gross exposure reported above. We will continue to actively manage this position.

Healthcare
Primary Healthcare, Infrastructure and PFI mortgage loans included within shareholder assets of £3.3 billion (FY14 Restated1: £3.5 billion) are secured against primary health care premises (including General Practitioner surgeries), education, social housing and emergency services related premises. For all such loans, government support is provided through either direct funding or reimbursement of rental payments to the tenants to meet income service and provide for the debt to be reduced substantially over the term of the loan. Although the loan principal is not Government guaranteed, the nature of these businesses and premises provides considerable comfort of an ongoing business model and low risk of default.
On a market value basis, we estimate the average LTV of these mortgages to be 75% (FY14 Restated1: 90%), although as explained above, we do not consider this to be a key risk indicator. Income support from the Government bodies and the social need for these premises provide sustained income stability. Aviva therefore considers these loans to be lower risk relative to other mortgage loans.

Securitised mortgage loans
Funding for the securitised residential mortgage assets of £2.5 billion (FY14: £2.4 billion) was obtained by issuing loan note securities. Of these loan notes approximately £256 million (FY14 Restated2: £167 million) are held by Group companies. The remainder is held by third parties external to Aviva. As any cash shortfall arising once all mortgages have redeemed is borne by the loan note holders, the majority of the credit risk of these mortgages is borne by third parties. Securitised residential mortgages held are predominantly issued through vehicles in the UK.
On 1 January 2016 a UK subsidiary, Aviva Annuity UK Limited, securitised £4,179 million of equity release mortgages by transferring them to a wholly owned subsidiary, Aviva ERFA 15 UK Limited. In return, Aviva Annuity UK Limited received £4,154 million of loan notes issued by Aviva ERFA 15 UK Limited.

1 Following a review of mortgage loans reclassification, £1.1 billion in 2014 has been reclassified from mortgage loans to Healthcare, infrastructure and PFI loans. The net impact on loans is £nil.
2 Loans held by Group companies has been restated to exclude an intra-group transaction in UK Life which eliminates on Group consolidation.

D3 - Analysis of asset quality continued
D3.3 - Financial investments

				2015				2014
Financial Investments - Total	Cost/ amortised cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m	Cost/ amortised cost £m	Unrealised gains £m	Impairment and unrealised losses £m	Fair value £m
Debt securities	155,247	10,864	(3,147)	162,964	118,245	14,130	(714)	131,661
Equity securities	60,124	7,663	(4,229)	63,558	29,701	7,114	(1,196)	35,619
Other investments	44,263	5,005	(1,573)	47,695	29,845	5,954	(441)	35,358
Total	259,634	23,532	(8,949)	274,217	177,791	27,198	(2,351)	202,638

Aviva holds large quantities of debt securities in the form of high quality bonds, primarily to match our liability to make guaranteed payments to policyholders. Some credit risk is taken, partly to increase returns to policyholders and partly to optimise the risk/return profile for shareholders. The risks are consistent with the products we offer and the related investment mandates, and are in line with our risk appetite.
The Group also holds equities, the majority of which are held in participating funds and policyholder funds, where they form an integral part of the investment expectations of policyholders and follow well-defined investment mandates. Some equities are also held in shareholder funds. The vast majority of equity investments are valued at quoted market prices and therefore classified as Level 1. Refer to D3.3.2 for further analysis of equities.
Other investments include investments such as unit trusts, derivative financial instruments and deposits with credit institutions. For further analysis, see D3.3.3.
During the year, total financial investments increased by £71.6 billion to £274.2 billion (FY14: £202.6 billion) mainly due to the acquisition of Friends Life business, partially offset by negative investment market movements.

D3.3.1 - Debt securities

	Fair value hierarchy
Debt securities - Total 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	31,336	1,829	132	33,297
Non-UK Government	27,793	12,865	2,006	42,664
Europe	26,160	8,011	2,000	36,171
North America	233	2,743	-	2,976
Asia Pacific & Other	1,400	2,111	6	3,517
Corporate bonds - Public utilities	3,560	6,681	412	10,653
Corporate convertible bonds	158	-	-	158
Other Corporate bonds	21,802	31,068	10,329	63,199
Other	4,509	6,760	1,724	12,993
Total	89,158	59,203	14,603	162,964
Total %	54.7%	36.3%	9.0%	100.0%
FY14	75,078	45,274	11,309	131,661
FY14%	57.0%	34.4%	8.6%	100.0%

	Fair value hierarchy
Debt securities - Policyholders assets 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	10,371	13	1	10,385
Non-UK Government	1,200	1,427	6	2,633
Europe	943	654	-	1,597
North America	29	343	-	372
Asia Pacific & Other	228	430	6	664
Corporate bonds - Public utilities	36	594	1	631
Corporate convertible bonds	-	-	-	-
Other Corporate bonds	2,236	4,741	613	7,590
Other	1,088	1,685	10	2,783
Total	14,931	8,460	631	24,022
Total %	62.2%	35.2%	2.6%	100.0%
FY14	6,674	6,536	418	13,628
FY14%	49.0%	47.9%	3.1%	100.0%

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	Fair value hierarchy
Debt securities - Participating fund assets 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	12,715	1,008	-	13,723
Non-UK Government	23,679	5,249	1,537	30,465
Europe	22,340	3,796	1,537	27,673
North America	181	97	-	278
Asia Pacific & Other	1,158	1,356	-	2,514
Corporate bonds - Public utilities	3,341	1,276	1	4,618
Corporate convertible bonds	158	-	-	158
Other Corporate bonds	18,327	10,239	6,045	34,611
Other	3,137	3,012	1,282	7,431
Total	61,357	20,784	8,865	91,006
Total %	67.4%	22.8%	9.8%	100.0%
FY14	58,314	15,873	8,043	82,230
FY14%	70.9%	19.3%	9.8%	100.0%

	Fair value hierarchy
Debt securities - Shareholder assets 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
UK Government	8,250	808	131	9,189
Non-UK Government	2,914	6,189	463	9,566
Europe	2,877	3,561	463	6,901
North America	23	2,303	-	2,326
Asia Pacific & Other	14	325	-	339
Corporate bonds - Public utilities	183	4,811	410	5,404
Corporate convertible bonds	-	-	-	-
Other Corporate bonds	1,239	16,088	3,671	20,998
Other	284	2,063	432	2,779
Total	12,870	29,959	5,107	47,936
Total %	26.8%	62.5%	10.7%	100.0%
FY14	10,090	22,865	2,848	35,803
FY14%	28.2%	63.8%	8.0%	100.0%

26.8% (FY14: 28.2%) of shareholder exposure to debt securities is based on quoted prices in an active market and are therefore classified as fair value level 1.
62.5% (FY14: 63.8%) of shareholder exposure to debt securities included within level 2 is based on inputs other than quoted prices and are observable for the asset or liability, either directly or indirectly.
10.7% (FY14: 8.0%) of total shareholder exposure to debt securities is fair valued using models with significant unobservable market parameters (classified as fair value level 3). Where estimates are used, these are based on a combination of independent third party evidence and internally developed models, calibrated to market observable data where possible.
Fair value level 3 has increased due to the inclusion of £1.7 billion debt securities from the Friends Life acquisition, and transfers from Level 2 due to the unavailability of significant observable market data or sufficiently significant differences between the valuation provided by the counterparty and broker quotes, and the validation models. Other changes in the proportion of Level 1 and Level 2 assets are principally driven by the additions relating to the acquisition of the Friends Life business and market movements.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Total 2015	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	33,038	51	-	-	190	33,279
UK local authorities	-	1	-	-	-	17	18
Non-UK Government	11,330	17,337	3,812	9,624	472	89	42,664
	11,330	50,376	3,863	9,624	472	296	75,961
Corporate
Public utilities	-	268	4,860	4,968	229	328	10,653
Convertibles and bonds with warrants	-	-	-	150	-	8	158
Other corporate bonds	7,320	8,136	20,173	16,821	4,182	6,567	63,199
	7,320	8,404	25,033	21,939	4,411	6,903	74,010
Certificates of deposits	-	981	1,026	62	149	10	2,228
Structured
RMBS1 non-agency ALT A	1	25	-	3	-	-	29
RMBS1 non-agency prime	210	129	90	25	45	-	499
RMBS1 agency	1	-	-	-	-	-	1
	212	154	90	28	45	-	529
CMBS2	368	168	110	87	-	2	735
ABS3	124	687	673	218	67	9	1,778
CDO (including CLO)4	432	9	-	-	-	-	441
ABCP5	-	-	-	-	-	-	-
	924	864	783	305	67	11	2,954
Wrapped credit	-	24	544	97	67	45	777
Other	412	113	858	2,595	1,298	1,229	6,505
Total	20,198	60,916	32,197	34,650	6,509	8,494	162,964
Total %	12.4%	37.4%	19.8%	21.2%	4.0%	5.2%	100.0%
FY14	17,866	46,831	28,118	28,848	2,749	7,249	131,661
FY14%	13.6%	35.6%	21.3%	21.9%	2.1%	5.5%	100.0%

1 RMBS - Residential Mortgage Backed Security
2 CMBS - Commercial Mortgage Backed Security
3 ABS - Asset Backed Security
4 CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation
5 ABCP - Asset Backed Commercial Paper

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Policyholders assets 2015	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	10,384	1	-	-	-	10,385
UK local authorities	-	-	-	-	-	-	-
Non-UK Government	666	244	893	718	81	31	2,633
	666	10,628	894	718	81	31	13,018
Corporate
Public utilities	-	13	251	333	32	2	631
Convertibles and bonds with warrants	-	-	-	-	-	-	-
Other corporate bonds	216	543	1,996	1,883	1,457	1,495	7,590
	216	556	2,247	2,216	1,489	1,497	8,221
Certificates of deposits	-	615	684	42	81	-	1,422
Structured
RMBS1 non-agency ALT A	-	1	-	-	-	-	1
RMBS1 non-agency prime	6	1	2	-	12	-	21
RMBS1 agency	-	-	-	-	-	-	-
	6	2	2	-	12	-	22
CMBS2	10	1	3	-	-	-	14
ABS3	-	27	36	23	3	-	89
CDO (including CLO)4	-	-	-	-	-	-	-
ABCP5	-	-	-	-	-	-	-
	10	28	39	23	3	-	103
Wrapped credit	-	2	29	2	-	-	33
Other	77	21	150	484	241	230	1,203
Total	975	11,852	4,045	3,485	1,907	1,758	24,022
Total %	4.1%	49.3%	16.8%	14.5%	8.0%	7.3%	100.0%
FY14	675	5,006	3,786	2,456	422	1,283	13,628
FY14%	5.0%	36.7%	27.8%	18.0%	3.1%	9.4%	100.0%

1 RMBS - Residential Mortgage Backed Security
2 CMBS - Commercial Mortgage Backed Security
3 ABS - Asset Backed Security
4 CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation
5 ABCP - Asset Backed Commercial Paper

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Participating fund assets 2015	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	13,714	-	-	-	8	13,722
UK local authorities	-	1	-	-	-	-	1
Non-UK Government	6,526	13,604	2,069	7,821	389	56	30,465
	6,526	27,319	2,069	7,821	389	64	44,188
Corporate
Public utilities	-	85	1,503	2,743	193	94	4,618
Convertibles and bonds with warrants	-	-	-	150	-	8	158
Other corporate bonds	4,877	4,634	10,068	9,843	2,244	2,945	34,611
	4,877	4,719	11,571	12,736	2,437	3,047	39,387
Certificates of deposits	-	357	326	12	35	10	740
Structured
RMBS1 non-agency ALT A	1	5	-	2	-	-	8
RMBS1 non-agency prime	115	79	38	-	15	-	247
RMBS1 agency	-	-	-	-	-	-	-
	116	84	38	2	15	-	255
CMBS2	113	47	56	64	-	1	281
ABS3	85	171	228	141	24	-	649
CDO (including CLO)4	418	-	-	-	-	-	418
ABCP5	-	-	-	-	-	-	-
	616	218	284	205	24	1	1,348
Wrapped credit	-	9	99	46	16	-	170
Other	318	87	620	1,996	995	902	4,918
Total	12,453	32,793	15,007	22,818	3,911	4,024	91,006
Total %	13.7%	36.0%	16.5%	25.1%	4.3%	4.4%	100.0%
FY14	11,160	30,484	14,540	20,855	2,036	3,155	82,230
FY14%	13.6%	37.1%	17.7%	25.3%	2.5%	3.8%	100.0%

1 RMBS - Residential Mortgage Backed Security
2 CMBS - Commercial Mortgage Backed Security
3 ABS - Asset Backed Security
4 CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation
5 ABCP - Asset Backed Commercial Paper

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.1 - Debt securities continued

	External ratings
Debt securities - Shareholder assets 2015	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Non-rated £m	Total £m
Government
UK Government	-	8,940	50	-	-	182	9,172
UK local authorities	-	-	-	-	-	17	17
Non-UK Government	4,138	3,489	850	1,085	2	2	9,566
	4,138	12,429	900	1,085	2	201	18,755
Corporate
Public utilities	-	170	3,106	1,892	4	232	5,404
Convertibles and bonds with warrants	-	-	-	-	-	-	-
Other corporate bonds	2,227	2,959	8,109	5,095	481	2,127	20,998
	2,227	3,129	11,215	6,987	485	2,359	26,402
Certificates of deposits	-	9	16	8	33	-	66
Structured
RMBS1 non-agency ALT A	-	19	-	1	-	-	20
RMBS1 non-agency prime	89	49	50	25	18	-	231
RMBS1 agency	1	-	-	-	-	-	1
	90	68	50	26	18	-	252
CMBS2	245	120	51	23	-	1	440
ABS3	39	489	409	54	40	9	1,040
CDO (including CLO)4	14	9	-	-	-	-	23
ABCP5	-	-	-	-	-	-	-
	298	618	460	77	40	10	1,503
Wrapped credit	-	13	416	49	51	45	574
Other	17	5	88	115	62	97	384
Total	6,770	16,271	13,145	8,347	691	2,712	47,936
Total %	14.1%	34.0%	27.4%	17.4%	1.4%	5.7%	100.0%
FY14	6,031	11,341	9,792	5,537	291	2,811	35,803
FY14%	16.8%	31.7%	27.3%	15.5%	0.8%	7.9%	100.0%

1 RMBS - Residential Mortgage Backed Security
2 CMBS - Commercial Mortgage Backed Security
3 ABS - Asset Backed Security
4 CDO - Collateralised Debt Obligation, CLO - Collateralised Loan Obligation
5 ABCP - Asset Backed Commercial Paper

The overall quality of the book remains strong. 39% of shareholder exposure to debt securities is in government holdings (FY14: 46%). Our corporate debt securities portfolio represents 55% of total shareholder debt securities (FY14: 49%). At 31 December 2015, the proportion of our shareholder debt securities that are investment grade increased to 92.9% (FY14: 91.3%). The remaining 7.1% of shareholder debt securities that do not have an external rating of BBB or higher can be split as follows:
• 1.4% are debt securities that are rated as below investment grade;
• 5.7% are not rated by the major rating agencies.

The majority of non-rated corporate bonds are held by our businesses in the UK. Of the securities not rated by an external agency most are allocated an internal rating using a methodology largely consistent with that adopted by an external rating agency, and are considered to be of investment grade credit quality; these include £2.5 billion (FY14: £2.5 billion) of debt securities held in our UK Life business, predominantly made up of private placements and other corporate bonds, which have been internally rated as investment grade.
The Group has limited shareholder exposure to CDOs, CLOs and 'Sub-prime' debt securities.
Out of the total asset backed securities (ABS), £1,023 million (FY14: £611 million) are held by the UK Life business. 95.3% of the Group's shareholder holdings in ABS are investment grade (FY14: 89.6%). ABS that either have a rating below BBB or are not rated represent approximately 0.1% of shareholder exposure to debt securities (FY14: 0.2%).

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.2 - Equity securities

				2015				2014
	Fair value hierarchy				Fair value hierarchy
Equity securities - Total assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	3,364	-	3	3,367	2,929	-	-	2,929
Banks, trusts and insurance companies	13,893	-	133	14,026	7,142	-	133	7,275
Industrial miscellaneous and all other	45,164	-	800	45,964	25,104	-	25	25,129
Non-redeemable preferred shares	201	-	-	201	285	-	1	286
Total	62,622	-	936	63,558	35,460	-	159	35,619
Total %	98.5%	-	1.5%	100.0%	99.6%	-	0.4%	100.0%

				2015				2014
	Fair value hierarchy				Fair value hierarchy
Equity securities - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	2,674	-	-	2,674	2,324	-	-	2,324
Banks, trusts and insurance companies	10,603	-	-	10,603	4,821	-	-	4,821
Industrial miscellaneous and all other	34,062	-	25	34,087	19,099	-	2	19,101
Non-redeemable preferred shares	30	-	-	30	77	-	1	78
Total	47,369	-	25	47,394	26,321	-	3	26,324
Total %	99.9%	-	0.1%	100.0%	100.0%	-	0.0%	100.0%

				2015				2014
	Fair value hierarchy				Fair value hierarchy
Equity securities - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	685	-	3	688	602	-	-	602
Banks, trusts and insurance companies	3,173	-	97	3,270	2,226	-	95	2,321
Industrial miscellaneous and all other	10,899	-	763	11,662	5,870	-	11	5,881
Non-redeemable preferred shares	7	-	-	7	9	-	-	9
Total	14,764	-	863	15,627	8,707	-	106	8,813
Total %	94.5%	-	5.5%	100.0%	98.8%	-	1.2%	100.0%

				2015				2014
	Fair value hierarchy				Fair value hierarchy
Equity securities - Shareholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Public utilities	5	-	-	5	3	-	-	3
Banks, trusts and insurance companies	117	-	36	153	95	-	38	133
Industrial miscellaneous and all other	203	-	12	215	135	-	12	147
Non-redeemable preferred shares	164	-	-	164	199	-	-	199
Total	489	-	48	537	432	-	50	482
Total %	91.1%	-	8.9%	100.0%	89.6%	-	10.4%	100.0%

Of the £27.9 billion increase in equity securities since 2014, £27.0 billion is attributable to the acquisition of the Friends Life business.
91.1% of our total shareholder exposure to equity securities is based on quoted prices in an active market and as such is classified as level 1 (FY14: 89.6%).

D3 - Analysis of asset quality continued

D3.3 - Financial investments continued
D3.3.3 - Other investments

				2015				2014
	Fair value hierarchy				Fair value hierarchy
Other investments - Total	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	38,411	1,292	2,938	42,641	24,079	3,079	2,482	29,640
Derivative financial instruments	308	2,745	275	3,328	199	3,748	141	4,088
Deposits with credit institutions	460	-	-	460	536	3	-	539
Minority holdings in property management undertakings	-	20	940	960	1	323	430	754
Other	306	-	-	306	324	-	13	337
Total	39,485	4,057	4,153	47,695	25,139	7,153	3,066	35,358
Total %	82.8%	8.5%	8.7%	100.0%	71.1%	20.2%	8.7%	100.0%

				2015				2014
	Fair value hierarchy				Fair value hierarchy
Other investments - Policyholder assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	36,037	1,205	1,760	39,002	23,464	2,966	13	26,443
Derivative financial instruments	28	24	-	52	17	29	-	46
Deposits with credit institutions	327	-	-	327	373	-	-	373
Minority holdings in property management undertakings	-	-	114	114	-	-	-	-
Other	300	-	-	300	319	-	-	319
Total	36,692	1,229	1,874	39,795	24,173	2,995	13	27,181
Total %	92.2%	3.1%	4.7%	100.0%	88.9%	11.0%	0.1%	100.0%

				2015				2014
	Fair value hierarchy				Fair value hierarchy
Other investments - Participating fund assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	1,633	80	1,139	2,852	321	109	2,268	2,698
Derivative financial instruments	189	1,857	216	2,262	180	2,486	103	2,769
Deposits with credit institutions	28	-	-	28	56	-	-	56
Minority holdings in property management undertakings	-	-	597	597	-	294	315	609
Other	-	-	-	-	-	-	13	13
Total	1,850	1,937	1,952	5,739	557	2,889	2,699	6,145
Total %	32.2%	33.8%	34.0%	100.0%	9.1%	47.0%	43.9%	100.0%

				2015				2014
	Fair value hierarchy				Fair value hierarchy
Other investments - Shareholders assets	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Unit trusts and other investment vehicles	741	7	39	787	294	4	201	499
Derivative financial instruments	91	864	59	1,014	2	1,233	38	1,273
Deposits with credit institutions	105	-	-	105	107	3	-	110
Minority holdings in property management undertakings	-	20	229	249	1	29	115	145
Other	6	-	-	6	5	-	-	5
Total	943	891	327	2,161	409	1,269	354	2,032
Total %	43.7%	41.2%	15.1%	100.0%	20.1%	62.5%	17.4%	100.0%

The unit trusts and other investment vehicles invest in a variety of assets, which can include cash equivalents, debt, equity and property securities. Total shareholder other investments classified as level 2 have decreased during 2015 to 41.2% (FY14: 62.5%), primarily due to reductions in derivative financial instruments.
In total 84.9% (FY14: 82.6%) of total shareholder other investments are classified as level 1 or 2 in the fair value hierarchy.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.4 - Available for sale investments - Impairments and duration and amount of unrealised losses
The impairment expense during 2015 relating to AFS debt securities and other investments was £nil (FY14: £nil) and £nil (FY14: £2 million) respectively.
Total unrealised losses on AFS debt securities, equity securities and other investments at 31 December 2015 was £1 million (FY14: £3 million), £nil (FY14: £nil) and £nil (FY14: £nil) respectively.

	0 - 6 months		7 - 12 months		more than 12 months		Total
2015	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	5	-	8	-	34	(1)	47	(1)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	5	-	8	-	34	(1)	47	(1)
20%-50% loss position:
Debt securities	-	-	-	-	-	-	-	-
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Greater than 50% loss position:
Debt securities	-	-	-	-	-	-	-	-
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Total
Debt securities	5	-	8	-	34	(1)	47	(1)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	5	-	8	-	34	(1)	47	(1)

1 Only includes AFS securities that are in unrealised loss positions.

	0 - 6 months		7 - 12 months		more than 12 months		Total
2014	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m	Fair value1 £m	Gross unrealised £m
Less than 20% loss position:
Debt securities	9	-	11	-	17	(1)	37	(1)
Equity securities	-	-	-	-	3	-	3	-
Other investments	-	-	-	-	1	-	1	-
	9	-	11	-	21	(1)	41	(1)
20%-50% loss position:
Debt securities	-	-	-	-	3	(2)	3	(2)
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	-	-	-	-	3	(2)	3	(2)
Greater than 50% loss position:
Debt securities	-	-	-	-	-	-	-	-
Equity securities	-	-	-	-	-	-	-	-
Other investments	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-
Total
Debt securities	9	-	11	-	20	(3)	40	(3)
Equity securities	-	-	-	-	3	-	3	-
Other investments	-	-	-	-	1	-	1	-
	9	-	11	-	24	(3)	44	(3)

1 Only includes AFS securities that are in unrealised loss positions.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.5 - Exposures to peripheral European countries
Included in our debt securities and other financial assets are exposures to peripheral European countries. All of these assets are valued on a mark-to-market basis under IAS 39, and therefore our statement of financial position and income statement already reflect any reduction in value between the date of purchase and the balance sheet date. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
Net of non-controlling interests, our direct shareholder and participating fund asset exposure to the government (and local authorities and agencies) of Italy is £4.7 billion (FY14: £4.9 billion).

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (net of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	2015 £bn	2014 £bn	2015 £bn	2014 £bn	2015 £bn	2014 £bn
Greece	-	-	-	-	-	-
Ireland	0.6	0.6	0.1	0.2	0.7	0.8
Portugal	0.1	0.2	-	-	0.1	0.2
Italy	4.4	4.8	0.3	0.1	4.7	4.9
Spain	0.8	0.9	0.4	0.4	1.2	1.3
Total Greece, Ireland, Portugal, Italy and Spain	5.9	6.5	0.8	0.7	6.7	7.2

Direct sovereign exposures to Greece, Ireland, Portugal, Italy and Spain (gross of non-controlling interests, excluding policyholder assets)

	Participating		Shareholder		Total
	2015 £bn	2014 £bn	2015 £bn	2014 £bn	2015 £bn	2014 £bn
Greece	-	-	-	-	-	-
Ireland	0.6	0.6	0.1	0.2	0.7	0.8
Portugal	0.1	0.2	-	-	0.1	0.2
Italy	6.1	6.7	0.5	0.5	6.6	7.2
Spain	1.1	1.2	0.6	0.6	1.7	1.8
Total Greece, Ireland, Portugal, Italy and Spain	7.9	8.7	1.2	1.3	9.1	10.0

D3.3.6 - Non-UK Government debt securities (gross of non-controlling interests)

	Policyholder		Participating		Shareholder		Total
Non-UK Government Debt Securities	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m	2015 £m	2014 £m
Austria	14	11	697	705	140	107	851	823
Belgium	34	28	1,195	1,368	166	165	1,395	1,561
France	139	103	10,673	11,182	1,846	1,950	12,658	13,235
Germany	145	142	1,470	1,590	590	591	2,205	2,323
Greece	-	-	-	-	-	-	-	-
Ireland	12	5	595	613	100	155	707	773
Italy	319	330	6,090	6,666	442	485	6,851	7,481
Netherlands	31	43	1,156	1,336	302	414	1,489	1,793
Poland	559	571	689	823	399	443	1,647	1,837
Portugal	7	6	110	173	-	-	117	179
Spain	98	104	1,093	1,263	636	694	1,827	2,061
European Supranational debt	72	61	2,798	2,952	1,760	1,826	4,630	4,839
Other European countries	167	133	1,107	1,040	520	473	1,794	1,646
Europe	1,597	1,537	27,673	29,711	6,901	7,303	36,171	38,551
Canada	49	16	178	164	1,917	2,376	2,144	2,556
United States	323	94	100	48	409	347	832	489
North America	372	110	278	212	2,326	2,723	2,976	3,045
Singapore	16	11	762	598	264	277	1,042	886
Other	648	493	1,752	1,917	75	63	2,475	2,473
Asia Pacific and other	664	504	2,514	2,515	339	340	3,517	3,359
Total	2,633	2,151	30,465	32,438	9,566	10,366	42,664	44,955

At 31 December 2015, the Group's total government (non-UK) debt securities stood at £42.7 billion (FY14: £45.0 billion), a decrease of £2.3 billion. The significant majority of these holdings are within our participating funds where the risk to our shareholders is governed by the nature and extent of our participation within those funds.
Our direct shareholder asset exposure to government (non-UK) debt securities amounts to £9.6 billion (FY14: £10.4 billion). The primary exposures, relative to total shareholder (non-UK) government debt exposure, are to Canadian (20%), French (19%), Spanish (7%), German (6%) and Italian (5%) government debt securities.

D3 - Analysis of asset quality continued
D3.3 - Financial investments continued
D3.3.6 - Non-UK Government debt securities (gross of non-controlling interests) continued
The participating funds exposure to (non-UK) government debt amounts to £30.5 billion (FY14: £32.4 billion), a decrease of £1.9 billion. The primary exposures, relative to total (non-UK) government debt exposures included within our participating funds, are to the (non-UK) government debt securities of France (35%), Italy (20%), Germany (5%), Belgium (4%), Netherlands (4%) and Spain (4%).

D3.3.7 - Exposure to worldwide bank debt securities
Direct shareholder and participating fund assets exposures to worldwide bank debt securities (net of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
2015	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Australia	0.2	-	0.2	0.9	0.2	1.1
Denmark	-	-	-	1.1	-	1.1
France	0.5	-	0.5	2.8	0.6	3.4
Germany	0.1	-	0.1	0.4	0.2	0.6
Ireland	-	-	-	-	-	-
Italy	0.1	-	0.1	0.2	-	0.2
Netherlands	0.3	0.2	0.5	1.2	0.3	1.5
Spain	0.7	-	0.7	0.7	0.1	0.8
Switzerland	-	-	-	1.2	-	1.2
United Kingdom	1.3	0.5	1.8	1.2	1.0	2.2
United States	1.0	0.2	1.2	1.7	0.1	1.8
Other	0.7	0.1	0.8	1.5	0.3	1.8
Total	4.9	1.0	5.9	12.9	2.8	15.7
FY14	2.9	0.8	3.7	10.4	2.9	13.3

Net of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £5.9 billion (FY14: £3.7 billion). The majority of our holding (83%) is in senior debt. The primary exposures are to UK (31%), US (20%) and Spanish (12%) banks.
Net of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £15.7 billion (FY14: £13.3 billion). The majority of the exposure (82%) is in senior debt. Participating funds are most exposed to French (22%), UK (14%) and US (11%) banks.

Direct shareholder and participating fund assets exposures to worldwide bank debt securities (gross of non-controlling interests, excluding policyholder assets)

	Shareholder assets			Participating fund assets
2015	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn	Total senior debt £bn	Total subordinated debt £bn	Total debt £bn
Australia	0.2	-	0.2	0.9	0.3	1.2
Denmark	-	-	-	1.1	-	1.1
France	0.5	-	0.5	3.3	0.6	3.9
Germany	0.1	-	0.1	0.5	0.2	0.7
Ireland	-	-	-	-	-	-
Italy	0.1	-	0.1	0.3	-	0.3
Netherlands	0.3	0.2	0.5	1.2	0.3	1.5
Spain	0.8	-	0.8	0.8	0.1	0.9
Switzerland	-	-	-	1.3	-	1.3
United Kingdom	1.3	0.5	1.8	1.3	1.0	2.3
United States	1.0	0.2	1.2	1.9	0.1	2.0
Other	0.7	0.1	0.8	1.6	0.3	1.9
Total	5.0	1.0	6.0	14.2	2.9	17.1
FY14	3.1	0.8	3.9	11.8	3.1	14.9

Gross of non-controlling interests, our direct shareholder assets exposure to worldwide bank debt securities is £6.0 billion (FY14: £3.9 billion). The majority of our holding (83%) is in senior debt. The primary exposures are to UK (30%), US (20%) and Spanish (13%) banks.
Gross of non-controlling interests, the participating fund exposures to worldwide bank debt securities, where the risk to our shareholders is governed by the nature and extent of our participation within those funds, is £17.1 billion (FY14: £14.9 billion). The majority of the exposure (83%) is in senior debt. Participating funds are most exposed to French (23%), UK (13%) and US (12%) banks.

D3 - Analysis of asset quality continued
D3.4 - Reinsurance assets
The Group assumes and cedes reinsurance in the normal course of business, with retention limits varying by line of business. Reinsurance assets primarily include balances due from both insurance and reinsurance companies for ceded insurance liabilities. Amounts recoverable from reinsurers are estimated in a manner consistent with the outstanding claims provisions or settled claims associated with the reinsured policies and in accordance with the relevant reinsurance contract.
If a reinsurance asset is impaired, the Group reduces the carrying amount accordingly and recognises that impairment loss in the income statement. A reinsurance asset is impaired if there is objective evidence, as a result of an event that occurred after initial recognition of the reinsurance asset, that the Group may not receive all amounts due to it under the terms of the contract, and the event has a reliably measurable impact on the amounts that the Group will receive from the reinsurer.
For the table below, reinsurance asset credit ratings are stated in accordance with information from leading rating agencies.

	Ratings
Ratings 2015	AAA £m	AA £m	A £m	BBB £m	Less than BBB £m	Not rated £m	Total £m
Policyholders assets	-	12,822	491	-	-	689	14,002
Participating fund assets	-	1,107	510	-	-	11	1,628
Shareholder assets	28	4,503	674	-	-	83	5,288
Total	28	18,432	1,675	-	-	783	20,918
Total %	0.1%	88.2%	8.0%	-	-	3.7%	100.0%
FY14	27	5,673	1,742	8	-	508	7,958
FY14%	0.3%	71.3%	21.9%	0.1%	-	6.4%	100.0%

D3.5 - Receivables and other financial assets
The credit quality of receivables and other financial assets is managed at the local business unit level. Where assets classed as 'past due and impaired' exceed local credit limits, and are also deemed to be at sufficiently high risk of default, an analysis of the asset is performed and a decision is made whether to seek sufficient collateral from the counterparty or to write down the value of the asset as impaired. At FY15, 99% (FY14: 99%) of the receivables and other financial assets were neither past due nor impaired.
Credit terms vary from subsidiary to subsidiary, and from country to country, and are set locally within overall credit limits prescribed by the Group credit limit framework, and in line with the Group Credit Policy. The carrying value of receivables is reviewed at each reporting period. If the carrying value of a receivable or other financial asset is greater than the recoverable amount, the carrying value is reduced through a charge to the income statement in the period of impairment.

D3.6 - Cash and cash equivalents
Cash and cash equivalents consist of cash at banks and in hand, deposits held at call with banks, treasury bills and other short-term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Such investments are normally those with less than three months maturity from the date of acquisition, and include certificates of deposit with maturities of less than three months at date of issue.

D4 - Pension fund assets
In addition to the assets recognised directly on the Group's statement of financial position outlined in the disclosures above, the Group is also exposed to the scheme assets that are shown net of the present value of scheme liabilities within the IAS 19 net pension surplus. Pension surpluses are included within other assets and pension deficits are recognised within provisions in the Group's consolidated statement of financial position. Refer to Note B15 for details on the movements in the main schemes' surpluses and deficits.
Scheme assets are stated at their fair values. Total scheme assets are comprised in the UK, Ireland and Canada as follows:

				2015				2014
	UK £m	Ireland £m	Canada £m	Total £m	UK £m	Ireland £m	Canada £m	Total £m
Bonds
Fixed interest	5,542	216	133	5,891	5,519	213	130	5,862
Index-linked	5,758	114	-	5,872	5,568	122	-	5,690
Equities	70	-	-	70	98	-	-	98
Property	377	7	-	384	328	9	-	337
Pooled investment vehicles	2,904	143	96	3,143	2,010	137	110	2,257
Derivatives	96	-	-	96	584	1	-	585
Cash and other1	1,244	4	3	1,251	626	1	18	645
Total fair value of scheme assets	15,991	484	232	16,707	14,733	483	258	15,474
Less: consolidation elimination for non-transferable Group insurance policy2	(546)	-	-	(546)	-	-	-	-
Total IAS 19 fair value of scheme assets	15,445	484	232	16,161	14,733	483	258	15,474

1 Cash and other assets comprise cash at bank, insurance policies, receivables and payables.
2 The Friends Provident Pension Scheme (FPPS) assets are included in the UK balances. As at 31 December 2015, the FPPS's cash and other balances includes an insurance policy of £546 million issued by a Group company that is not transferable under IAS 19 and is consequently eliminated from the Group's IAS 19 scheme assets.

Total scheme assets are analysed by those that have a quoted price in an active market and those that do not as follows:

			2015			2014
	Total Quoted £m	Total Unquoted £m	Total £m	Total Quoted £m	Total Unquoted £m	Total £m
Bonds
Fixed interest	2,796	3,095	5,891	2,907	2,955	5,862
Index-linked	5,436	436	5,872	5,240	450	5,690
Equities	70	-	70	74	24	98
Property	-	384	384	-	337	337
Pooled investment vehicles	291	2,852	3,143	130	2,127	2,257
Derivatives	6	90	96	(22)	607	585
Cash and other1	532	719	1,251	432	213	645
Total fair value of scheme assets	9,131	7,576	16,707	8,761	6,713	15,474
Less: consolidation elimination for non-transferable Group insurance policy2	-	(546)	(546)	-	-	-
Total IAS 19 fair value of scheme assets	9,131	7,030	16,161	8,761	6,713	15,474

1 Cash and other assets comprise cash at bank, insurance policies, receivables and payables.
2 The Friends Provident Pension Scheme (FPPS) assets are included in the UK balances. As at 31 December 2015, the FPPS's cash and other balances includes an insurance policy of £546 million issued by a Group company that is not transferable under IAS 19 and is consequently eliminated from the Group's IAS 19 scheme assets.

Risk management and asset allocation strategy
The long-term investment objectives of the trustees and the employers are to limit the risk of the assets failing to meet the liabilities of the schemes over the long-term, and to maximise returns consistent with an acceptable level of risk so as to control the long-term costs of these schemes. To meet these objectives, the schemes' assets are invested in a portfolio consisting primarily (approximately 75%) of debt securities. The investment strategy will continue to evolve over time and is expected to match the liability profile increasingly closely with swap overlays to improve interest rate and inflation matching. The schemes are generally matched to interest rate risk relative to the funding basis.

Main UK Scheme
The Company works closely with the trustee, who is required to consult it on the investment strategy.
Interest rate and inflation risk are managed using a combination of liability-matching assets and swaps. Exposure to equity risk has been reducing over time and credit risk is managed within appetite. Currency risk is relatively small and is largely hedged. The other principal risk is longevity risk. In 2014, the Aviva Staff Pension Scheme entered into a longevity swap covering approximately £5 billion of pensioner in payment scheme liabilities.

Other schemes
The other schemes are considerably less material but their risks are managed in a similar way to those in the main UK scheme. During the year, the RAC pension scheme entered into a longevity swap covering approximately £600 million of pensioner in payment scheme liabilities.

D5 - Available funds
To ensure access to liquidity as and when needed, the Group maintains £1.7 billion of undrawn committed central borrowing facilities with various highly rated banks. These facilities are used to support Aviva plc's commercial paper programmes. The expiry profile of the undrawn committed central borrowing facilities is as follows:

	2015 £m	2014 £m
Expiring within one year	575	350
Expiring beyond one year	1,075	1,200
Total	1,650	1,550

D6 - Guarantees
As a normal part of their operating activities, various Group companies have given guarantees and options, including investment return guarantees, in respect of certain long-term insurance and fund management products.
For the UK Life with-profits business, provisions in respect of these guarantees and options are calculated on a market consistent basis, in which stochastic models are used to evaluate the level of risk (and additional cost) under a number of economic scenarios, which allow for the impact of volatility in both interest rates and equity prices. For UK Life non-profit business, provisions do not materially differ from those determined on a market consistent basis.
In all other businesses, provisions for guarantees and options are calculated on a local basis with sensitivity analysis undertaken where appropriate to assess the impact on provisioning levels of a movement in interest rates and equity levels (typically a 1% decrease in interest rates and 10% decline in equity markets).

VNB & Sales analysis

E1 - Trend analysis of VNB - cumulative

									Growth1 on 4Q14
Gross of tax and non-controlling interests	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	4Q15 YTD £m	Sterling %	Constant currency %
United Kingdom2	89	177	297	473	103	253	404	609	29%	29%
Ireland	3	6	6	9	3	7	11	16	77%	97%
United Kingdom & Ireland	92	183	303	482	106	260	415	625	30%	30%
France	54	110	156	205	56	98	144	198	(4)%	7%
Poland3	21	34	46	64	15	30	46	65	2%	13%
Italy - excluding Eurovita	15	26	41	63	19	39	57	79	26%	40%
Spain - excluding CxG	6	14	19	30	6	13	20	31	5%	17%
Turkey4	6	14	23	30	6	12	17	27	(10)%	4%
Europe	102	198	285	392	102	192	284	400	2%	14%
Asia5 - excluding South Korea	29	61	92	122	36	76	115	151	23%	22%
Aviva Investors6	-	2	5	9	3	6	9	16	79%	79%
Value of new business - excluding Eurovita, CxG & South Korea	223	444	685	1,005	247	534	823	1,192	19%	24%
Eurovita, CxG & South Korea	1	-	1	4	-	-	-	-	-	-
Total value of new business	224	444	686	1,009	247	534	823	1,192	18%	23%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 United Kingdom includes Friends UK from 10 April 2015.
3 Poland includes Lithuania.
4 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.

5 Asia includes FPI from 10 April 2015.
6 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E2 - Trend analysis of VNB - discrete

									Growth1 on 4Q14
Gross of tax and non-controlling interests	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	4Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom2	89	88	120	176	103	150	151	205	16%	16%
Ireland	3	3	-	3	3	4	4	5	56%	71%
United Kingdom & Ireland	92	91	120	179	106	154	155	210	17%	17%
France	54	56	46	49	56	42	46	54	11%	21%
Poland3	21	13	12	18	15	15	16	19	6%	16%
Italy - excluding Eurovita	15	11	15	22	19	20	18	22	(1)%	9%
Spain - excluding CxG	6	8	5	11	6	7	7	11	8%	18%
Turkey4	6	8	9	7	6	6	5	10	40%	63%
Europe	102	96	87	107	102	90	92	116	9%	20%
Asia5 - excluding South Korea	29	32	31	30	36	40	39	36	21%	24%
Aviva Investors6	-	2	3	4	3	3	3	7	90%	90%
Value of new business - excluding Eurovita, CxG & South Korea	223	221	241	320	247	287	289	369	16%	19%
Eurovita, CxG & South Korea	1	(1)	1	3	-	-	-	-	-	-
Total value of new business	224	220	242	323	247	287	289	369	15%	19%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 United Kingdom includes Friends UK from 10 April 2015.
3 Poland includes Lithuania.
4 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.

5 Asia includes FPI from 10 April 2015.
6 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E3 - Trend analysis of PVNBP - cumulative

									Growth2 on 4Q14
Present value of new business premiums1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	4Q15 YTD £m	Sterling %	Constant currency %
United Kingdom3,4	2,931	6,052	9,098	12,009	2,445	7,071	11,696	16,236	35%	35%
Ireland	105	196	291	435	132	270	406	561	29%	44%
United Kingdom & Ireland	3,036	6,248	9,389	12,444	2,577	7,341	12,102	16,797	35%	35%
France	1,310	2,427	3,538	4,633	1,319	2,553	3,639	4,821	4%	16%
Poland5	234	332	429	573	110	218	319	448	(22)%	(13)%
Italy - excluding Eurovita	698	1,440	2,060	2,473	603	1,116	1,518	2,147	(13)%	(3)%
Spain - excluding CxG	270	536	743	1,054	224	363	455	622	(41)%	(34)%
Turkey6	110	231	348	495	134	251	347	460	(7)%	7%
Europe	2,622	4,966	7,118	9,228	2,390	4,501	6,278	8,498	(8)%	3%
Asia7 - excluding South Korea	421	867	1,357	1,854	623	1,449	2,218	2,823	52%	51%
Aviva Investors8	5	257	562	881	366	761	1,165	1,647	87%	87%
Total - excluding Eurovita, CxG & South Korea	6,084	12,338	18,426	24,407	5,956	14,052	21,763	29,765	22%	27%
Eurovita, CxG & South Korea	136	292	307	321	-	-	-	-	-	-
Total	6,220	12,630	18,733	24,728	5,956	14,052	21,763	29,765	20%	25%

1 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 United Kingdom includes Friends UK from 10 April 2015.
4 Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.
5 Poland includes Lithuania.
6 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.

7 Asia includes FPI from 10 April 2015.
8 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E4 - Trend analysis of PVNBP - discrete

									Growth2 on 4Q14
Present value of new business premiums1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	4Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom3,4	2,931	3,121	3,046	2,911	2,445	4,626	4,625	4,540	56%	56%
Ireland	105	91	95	144	132	138	136	155	8%	18%
United Kingdom & Ireland	3,036	3,212	3,141	3,055	2,577	4,764	4,761	4,695	54%	54%
France	1,310	1,117	1,111	1,095	1,319	1,234	1,086	1,182	8%	17%
Poland5	234	98	97	144	110	108	101	129	(10)%	(2)%
Italy - excluding Eurovita	698	742	620	413	603	513	402	629	52%	63%
Spain - excluding CxG	270	266	207	311	224	139	92	167	(46)%	(41)%
Turkey6	110	121	117	147	134	117	96	113	(22)%	(10)%
Europe	2,622	2,344	2,152	2,110	2,390	2,111	1,777	2,220	5%	15%
Asia7 - excluding South Korea	421	446	490	497	623	826	769	605	21%	23%
Aviva Investors8	5	252	305	319	366	395	404	482	51%	51%
Total - excluding Eurovita, CxG & South Korea	6,084	6,254	6,088	5,981	5,956	8,096	7,711	8,002	34%	38%
Eurovita, CxG & South Korea	136	156	15	14	-	-	-	-	-	-
Total	6,220	6,410	6,103	5,995	5,956	8,096	7,711	8,002	33%	38%

1 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 United Kingdom includes Friends UK from 10 April 2015.
4 Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.
5 Poland includes Lithuania.
6 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.

7 Asia includes FPI from 10 April 2015.
8 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E5 - Trend analysis of PVNBP by product - cumulative

									Growth2 on 4Q14
Present value of new business premiums1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	4Q15 YTD £m	Sterling %	Constant currency %
Pensions	1,328	2,794	4,081	5,803	1,319	3,897	6,085	8,950	54%	54%
Annuities3	500	935	1,656	1,948	136	777	2,205	2,945	51%	51%
Bonds	45	87	135	174	39	80	109	139	(20)%	(20)%
Protection	297	568	862	1,103	268	712	1,152	1,586	44%	44%
Equity release	117	257	462	696	206	458	584	699	-	-
Other4	644	1,411	1,902	2,285	477	1,147	1,561	1,917	(16)%	(16)%
United Kingdom5	2,931	6,052	9,098	12,009	2,445	7,071	11,696	16,236	35%	35%
Ireland	105	196	291	435	132	270	406	561	29%	44%
United Kingdom & Ireland	3,036	6,248	9,389	12,444	2,577	7,341	12,102	16,797	35%	35%
Savings	1,232	2,278	3,347	4,368	1,224	2,389	3,423	4,535	4%	16%
Protection	78	149	191	265	95	164	216	286	8%	20%
France	1,310	2,427	3,538	4,633	1,319	2,553	3,639	4,821	4%	16%
Pensions	302	465	631	904	192	356	493	700	(23)%	(12)%
Savings	890	1,819	2,583	3,182	754	1,330	1,767	2,443	(23)%	(15)%
Annuities	2	2	3	5	-	1	1	1	(66)%	(62)%
Protection	118	253	363	504	125	261	378	533	6%	18%
Poland6 , Italy6 , Spain6 and Turkey7	1,312	2,539	3,580	4,595	1,071	1,948	2,639	3,677	(20)%	(11)%
Europe	2,622	4,966	7,118	9,228	2,390	4,501	6,278	8,498	(8)%	3%
Asia6	421	867	1,357	1,854	623	1,449	2,218	2,823	52%	51%
Aviva Investors8	5	257	562	881	366	761	1,165	1,647	87%	87%
Total - excluding Eurovita, CxG & South Korea	6,084	12,338	18,426	24,407	5,956	14,052	21,763	29,765	22%	27%
Eurovita, CxG & South Korea	136	292	307	321	-	-	-	-	-	-
Total	6,220	12,630	18,733	24,728	5,956	14,052	21,763	29,765	20%	25%

1 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.
4 Other UK business includes UK Retail Fund Management and UK long-term health business. UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.
5 United Kingdom includes Friends UK from 10 April 2015.
6 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG. Asia includes FPI from 10 April 2015 and excludes South Korea.
7 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.

8 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E6 - Trend analysis of PVNBP by product - discrete

									Growth2 on 4Q14
Present value of new business premiums1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	4Q15 Discrete £m	Sterling %	Constant currency %
Pensions	1,328	1,466	1,287	1,722	1,319	2,578	2,188	2,865	66%	66%
Annuities3	500	435	721	292	136	641	1,428	740	154%	154%
Bonds	45	42	48	39	39	41	29	30	(23)%	(23)%
Protection	297	271	294	241	268	444	440	434	81%	81%
Equity release	117	140	205	234	206	252	126	115	(51)%	(51)%
Other4	644	767	491	383	477	670	414	356	(28)%	(28)%
United Kingdom5	2,931	3,121	3,046	2,911	2,445	4,626	4,625	4,540	56%	56%
Ireland	105	91	95	144	132	138	136	155	8%	18%
United Kingdom & Ireland	3,036	3,212	3,141	3,055	2,577	4,764	4,761	4,695	54%	54%
Savings	1,232	1,046	1,069	1,021	1,224	1,165	1,034	1,112	9%	18%
Protection	78	71	42	74	95	69	52	70	(6)%	2%
France	1,310	1,117	1,111	1,095	1,319	1,234	1,086	1,182	8%	17%
Pensions	302	163	166	273	192	164	137	207	(24)%	(14)%
Savings	890	929	764	599	754	576	437	676	13%	21%
Annuities	2	-	1	2	-	1	-	-	(98)%	(98)%
Protection	118	135	110	141	125	136	117	155	12%	22%
Poland6 , Italy6 , Spain6 and Turkey7	1,312	1,227	1,041	1,015	1,071	877	691	1,038	3%	12%
Europe	2,622	2,344	2,152	2,110	2,390	2,111	1,777	2,220	5%	15%
Asia6	421	446	490	497	623	826	769	605	21%	23%
Aviva Investors8	5	252	305	319	366	395	404	482	51%	51%
Total - excluding Eurovita, CxG & South Korea	6,084	6,254	6,088	5,981	5,956	8,096	7,711	8,002	34%	38%
Eurovita, CxG & South Korea	136	156	15	14	-	-	-	-	-	-
Total	6,220	6,410	6,103	5,995	5,956	8,096	7,711	8,002	33%	38%

1 Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.
4 Other UK business includes UK Retail Fund Management and UK long-term health business. UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.
5 United Kingdom includes Friends UK from 10 April 2015.
6 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes CxG. Asia includes FPI from 10 April 2015 and excludes South Korea.
7 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.

8 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

Page 129

E7 - Geographical analysis of regular and single premiums

	Regular premiums							Single premiums
	2015 £m	Constant currency growth1	WACF	Present value £m	2014 £m	WACF	Present value £m	2015 £m	2014 £m	Constant currency growth1
United Kingdom2,3	1,450	73%	5.8	8,480	946	5.4	5,108	7,756	6,901	12%
Ireland	24	2%	6.3	152	26	5.7	149	409	286	59%
United Kingdom & Ireland	1,474	71%	5.9	8,632	972	5.4	5,257	8,165	7,187	14%
France	86	9%	8.5	729	87	8.1	709	4,092	3,924	16%
Poland4	41	(8)%	8.0	328	50	8.7	435	120	138	(3)%
Italy - excluding Eurovita	12	(65)%	7.8	93	38	5.7	215	2,054	2,258	1%
Spain - excluding CxG	32	(5)%	6.0	192	37	6.0	221	430	833	(43)%
Turkey5	97	1%	3.8	365	111	3.8	421	95	74	48%
Europe	268	(7)%	6.4	1,707	323	6.2	2,001	6,791	7,227	5%
Asia6 - excluding South Korea	300	33%	6.9	2,060	221	6.7	1,487	763	367	107%
Aviva Investors7	-	-	-	-	-	-	-	1,647	881	87%
Total - excluding Eurovita, CxG & South Korea	2,042	49%	6.1	12,399	1,516	5.8	8,745	17,366	15,662	17%
Eurovita, CxG & South Korea	-	-	-	-	33	4.2	138	-	183	-
Total	2,042	45%	6.1	12,399	1,549	5.7	8,883	17,366	15,845	15%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 United Kingdom includes Friends UK from 10 April 2015.
3 Includes c.£1 billion PVNBP (net of reinsurance) relating to a longevity insurance transaction completed in 3Q15.
4 Poland includes Lithuania.
5 The shareholding of Aviva's minority interest in our Turkish joint venture reduced from 49.8% to 41.3% on 13 November 2014 through an initial public offering. Aviva's holding was further reduced to 40.0% on 7 August 2015.

6 Asia includes FPI from 10 April 2015.
7 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014.

E8 - Trend analysis of Investment sales - cumulative

									Growth2 on 4Q14
Investment sales1	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	4Q15 YTD £m	Sterling %	Constant currency %
United Kingdom & Ireland3	486	1,043	1,405	1,742	271	710	1,041	1,315	(25)%	(25)%
Aviva Investors4	730	1,616	2,195	3,089	1,073	2,102	3,475	4,993	62%	72%
Asia5	36	75	110	146	41	78	103	129	(12)%	(12)%
Total investment sales	1,252	2,734	3,710	4,977	1,385	2,890	4,619	6,437	29%	35%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Some of UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 2014 investment sales are included at the same amount in UK Life 2014 PVNBP. 4Q15 YTD investment sales of £1,315 million are equivalent to £1,352 million on a PVNBP basis.

4 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. YTD investment sales of £250 million for 2Q14, £549 million for 3Q14, £864 million for 4Q14, £362 million for 1Q15, £755 million for 2Q15, £1,156 million for 3Q15 and £1,635 million for 4Q15 are also included in Aviva Investors' PVNBP at the same level following the extension of MCEV covered business.

5 Asia investment sales are also reported in Asia PVNBP following an extension of MCEV covered business in 2015.

E9 - Trend analysis of Investment sales - discrete

									Growth2 on 4Q14
Investment sales1	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	4Q15 Discrete £m	Sterling %	Constant currency %
United Kingdom & Ireland3	486	557	362	337	271	439	331	274	(19)%	(19)%
Aviva Investors4	730	886	579	894	1,073	1,029	1,373	1,518	70%	79%
Asia5	36	39	35	36	41	37	25	26	(29)%	(28)%
Total investment sales	1,252	1,482	976	1,267	1,385	1,505	1,729	1,818	43%	49%

1 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Some of UK & Ireland investment sales are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 2014 investment sales are included at the same amount in UK Life 2014 PVNBP. 1Q15 investment sales of £271 million, 2Q15 investment sales of £439 million, 3Q15 investment sales of £331 million and 4Q15 investment sales of £274 million are equivalent to £295 million, £479 million, £336 million and £242 million respectively on a PVNBP basis.

4 The UK Retail Fund Management business was transferred from UK Life to Aviva Investors on 9 May 2014. Discrete investment sales of £250 million for 2Q14, £299 million for 3Q14, £315 million for 4Q14, £362 million for 1Q15 £393 million for 2Q15, £401 million for 3Q15 and £479 million for 4Q15 are also included in Aviva Investors' PVNBP at the same level following the extension of MCEV covered business.

5 Asia investment sales are also reported in Asia PVNBP following an extension of MCEV covered business in 2015.

Page 130

E10 - Trend analysis of general insurance and health net written premiums - cumulative

									Growth1 on 4Q14
	1Q14 YTD £m	2Q14 YTD £m	3Q14 YTD £m	4Q14 YTD £m	1Q15 YTD £m	2Q15 YTD £m	3Q15 YTD £m	4Q15 YTD £m	Sterling %	Constant currency %
General insurance
United Kingdom2	845	1,836	2,742	3,663	855	1,851	2,750	3,685	1%	1%
Ireland	65	136	205	272	63	134	210	282	4%	15%
United Kingdom & Ireland	910	1,972	2,947	3,935	918	1,985	2,960	3,967	1%	2%
Europe	440	747	999	1,313	399	674	910	1,200	(8)%	2%
Canada	426	1,026	1,584	2,104	409	1,013	1,519	1,992	(5)%	1%
Asia & Other	7	12	15	20	3	6	8	12	(42)%	(42)%
	1,783	3,757	5,545	7,372	1,729	3,678	5,397	7,171	(3)%	1%
Health insurance
United Kingdom3	144	302	394	518	158	315	423	529	2%	2%
Ireland	33	47	65	93	28	42	58	85	(10)%	-
United Kingdom & Ireland	177	349	459	611	186	357	481	614	-	2%
Europe	94	138	182	243	89	128	157	210	(13)%	(4)%
Asia4	29	45	61	74	33	55	75	95	28%	29%
	300	532	702	928	308	540	713	919	(1)%	3%
Total	2,083	4,289	6,247	8,300	2,037	4,218	6,110	8,090	(3)%	2%

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
3 These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 1Q14 NWP of £144 million, 2Q14 YTD NWP of £302 million, 3Q14 YTD NWP of £394 million, 4Q14 YTD NWP of £518 million, 1Q15 NWP of £158 million, 2Q15 YTD NWP of £315 million, 3Q15 YTD NWP of £423 million and 4Q15 YTD NWP of £529 million are equivalent to £158 million, £368 million, £497 million, £542 million, £182 million, £373 million, £451 million and £565 million on a PVNBP basis respectively.

4 Singapore long-term health business is also reported in Asia PVNBP following the extension of MCEV covered business in 2014. For Singapore long-term health business, 1Q14 NWP of £5 million, 2Q14 YTD NWP of £9 million, 3Q14 YTD NWP of £15 million, 4Q14 YTD NWP of £22 million, 1Q15 NWP of £10 million and 2Q15 YTD NWP of £23 million, 3Q15 YTD NWP of £36 million and 4Q15 YTD NWP of £51 million are equivalent to £37 million, £87 million, £130 million, £183 million, £48 million, £120 million, £184 million and £214 million on a PVNBP basis respectively.

E11 - Trend analysis of general insurance and health net written premiums - discrete

									Growth1 on 4Q14
	1Q14 Discrete £m	2Q14 Discrete £m	3Q14 Discrete £m	4Q14 Discrete £m	1Q15 Discrete £m	2Q15 Discrete £m	3Q15 Discrete £m	4Q15 Discrete £m	Sterling %	Constant currency %
General insurance
United Kingdom2	845	991	906	921	855	996	899	935	2%	2%
Ireland	65	71	69	67	63	71	76	72	6%	15%
United Kingdom & Ireland	910	1,062	975	988	918	1,067	975	1,007	2%	2%
Europe	440	307	252	314	399	275	236	290	(7)%	1%
Canada	426	600	558	520	409	604	506	473	(9)%	(3)%
Asia & Other	7	5	3	5	3	3	2	4	(27)%	(27)%
	1,783	1,974	1,788	1,827	1,729	1,949	1,719	1,774	(3)%	1%
Health insurance
United Kingdom3	144	158	92	124	158	157	108	106	(14)%	(14)%
Ireland	33	14	18	28	28	14	16	27	(8)%	1%
United Kingdom & Ireland	177	172	110	152	186	171	124	133	(13)%	(12)%
Europe	94	44	44	61	89	39	29	53	(12)%	(5)%
Asia4	29	16	16	13	33	22	20	20	50%	53%
	300	232	170	226	308	232	173	206	(9)%	(6)%
Total	2,083	2,206	1,958	2,053	2,037	2,181	1,892	1,980	(4)%	-

1 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
2 Excludes the impact from an outward quota share reinsurance agreement completed in 2015 in Aviva Insurance Limited (AIL). See note A10 for further details.
3 These premiums are also reported in UK Life PVNBP following the extension of MCEV covered business in 2014. 1Q14 NWP of £144 million, 2Q14 NWP of £158 million, 3Q14 NWP of £92 million, 4Q14 NWP of £124 million, 1Q15 NWP of £158 million, 2Q15 NWP of £157 million, 3Q15 NWP of £108 million and 4Q15 NWP of £106 million are equivalent to £158 million, £210 million, £129 million, £45 million, £182 million, £191 million, £78 million and £114 million on a PVNBP basis respectively.

4 Singapore long-term health business is also reported in Asia PVNBP following the extension of MCEV covered business in 2014. For Singapore long-term health business, 1Q14 NWP of £5 million, 2Q14 NWP of £4 million, 3Q14 NWP of £6 million, 4Q14 NWP of £7 million, 1Q15 NWP of £10 million and 2Q15 NWP of £13 million, 3Q15 NWP of £13 million and 4Q15 NWP of £15 million are equivalent to £37 million, £50 million, £43 million, £53 million, £48 million, £72 million, £64 million and £30 million on a PVNBP basis respectively.

End part 4 of 4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 March, 2016
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary